Exhibit 99.1

Final

QU Wei

BEIJING HYDROGEN INFORMATION CONSULTING CENTER (L.P.)

HUANG Guojing

DAI Zhikang

ZHANG Jing

And

BAIJIAYUN GROUP CO., LTD.

BaiJiaYun Group Ltd

About

BEIJING HYDROGEN DATA INFORMATION TECHNOLOGY CO.,

SHARE ACQUISITION AGREEMENT

Date: March 30, 2023

TABLE OF CONTENTS

1 Definitions	2
2 The Transaction	2
3 Payment of Equity Purchase Price	3
4 Closing	5
5 Representations and Warranties	10
6 Covenants of the Parties	11
7 Transaction and Restrictions of Listed Company Shares	18
8 Corporate Governance	20
9 Liability for Breach of Contract	20
10 Effectiveness and Termination	22
11 CONFIDENTIALITY AND ANTI-BRIBERY	23
12 Taxes and Expenses	25
13 Notices	26
14 Governing Law and Resolution of Disputes	27
15 Miscellaneous Provisions	28
APPENDIX 1 PARTICULARS OF TARGET	39
APPENDIX 2TARGET EQUITY INTEREST AND PRUCHASE PRICE	40
APPENDIX 3 REPRESENTATIONS AND WARRANTIES REGARDING THE PROJECT COMPANY	41
APPENDIX 4 DISCLOSURE SCHEDULE	47
APPENDIX 5 LIST OF CLOSING DATE DELIVERIES	48
APPENDIX 6 DEFINITIONS AND INTERPRETATION	49
APPENDIX 7 FOUNDER UNDERTAKING LETTER	52
Management Team Undertaking Letter	55

i

EQUITY ACQUISITION AGREEMENT

This Equity Acquisition Agreement (this “Agreement”), dated as of March 30, 2023, is entered into by and among:

(1)	QU Wei, a Chinese natural person, with ID Card number of 421181198207290017 (the “Founder”);

(2)	Beijing Hydrogen Information Consulting Center (L.P.), a limited partnership incorporated under the Laws of the PRC, with its domicile at Room 183, 4/F, Block D of Building 24, No. 68 Beiqing Road, Haidian District, Beijing and its executive partner: QU Wei (“Beijing Hydrogen”);

(3)	HUANG Guojing, a Chinese natural person, with ID Card number of 330327198109300648;

(4)	ZHANG Jing, a Chinese natural person, with ID Card number of 150402197107010663 (“Zhang Jing”, together with QU Wei, Beijing Hydrogen Information Consulting Center (L.P.) and HUANG Guojing, the “Guarantors”);

(5)	Dai Zhikang, a natural person of Chinese nationality with the ID Card number of 230602198110275713 (“Dai Zhikang” or the “Original Investor”; together with the “Guarantors”, the “Original Shareholders”);

(6)	BAIJIAYUN GROUP CO., LTD., a limited liability company incorporated under the Laws of the PRC with its domicile at Room 2356, 3/F, Incubator Building 2, Beijing Zhongguancun Software Park and legal representative of Li Gangjiang (“Baijiayun”);

(7)	BaiJiaYun Group Ltd, a company incorporated under the Laws of the Cayman Islands and listed on NASDAQ (“Listed Company”, together with Baijiayun, the “Investors” and each, an “Investor”);

(8)	Beijing Hydrogen Data Information Technology Co., Ltd., an equity limited company incorporated under the Laws of the PRC with its domicile at Room 3206, Building 3, No. 2 Tangjialing Village South, Xibeiwang Town, Haidian District, Beijing and its legal representative: Qu Wei (the “Target Company” or the “Company”).

The parties to this Agreement are hereinafter referred to individually as a “Party” and collectively as the “Parties”.

Whereas:

(1)	Qu Wei, Suzhou Quanchuan Investment Partnership (Limited Partnership) and Beijing Hydrogen Data Information Technology Co., Ltd. have entered into the Tripartite Agreement and the Equity Transfer Agreement (the “Exit Agreements”) on February 14, 2023, pursuant to which Suzhou Quanchuan Investment Partnership (Limited Partnership) shall transfer its equity interest in the amount of RMB227,300 of the registered capital of the Target Company to Qu Wei and Qu Wei shall pay the equity transfer price of RMB3,245,800 and RMB3,245,700, respectively, prior to April 30, 2023 and June 30, 2024;

(2)	The Target Company is a limited liability company incorporated under the Laws of the PRC, with its domicile at Room 3206, Building 3, No. 2 Tangjialing Village South, Xibeiwang Town, Haidian District, Beijing. As of the Execution Date of this Agreement and in accordance with the provisions of the Equity Transfer Agreement, the Original Shareholders actually own RMB 2,272,800 of the registered capital of the Target Company, representing 100% of the total share capital of the Target Company. The industrial and commercial registration of the Target Company as of the Execution Date of this Agreement, the details of which are set forth in Appendix 1 hereto;

(3)	As of the Execution Date of this Agreement, the Target Company is conducting corporate financing and contacting prospective investors for the purpose of operating the company and enhancing the overall valuation of the company; and

(4)	The Original Shareholders desire to transfer to the Investor, and the Investor desires to accept the transfer from the Original Shareholders of, RMB 2,272,800 of the registered capital of the Target Company.

NOW, THEREFORE, the Parties hereby agree as follows:

1 Definitions

In this Agreement, unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed to them in Appendix 6 hereto. Terms not defined in Appendix 6 to this Agreement shall have the meanings ascribed to them under the relevant Article/Section.

2 The Transaction

2.1    The Transaction

Upon the terms and subject to the conditions of this Agreement, the Original Shareholders agree to transfer or pledge to the Investor all of their equity interest in the Target Company, and the Investor agrees to acquire from the Original Shareholders RMB 2,272,800 of the registered capital of the Target Company (representing 100% of the total share capital of the Target Company) held by the Original Shareholders in the Target Company and all rights and interests attached thereto (the “Target Equity”). From the Closing Date, the Investor, as the shareholder of the Target Company, shall be entitled to all rights and interests relating to the Target Equity and assume corresponding obligations and liabilities in accordance with this Agreement, the articles of association of the Target Company and the relevant PRC Laws.

The Target Equity transferred or pledged by the Original Shareholders shall be free and clear of any Encumbrance, options or other third-party rights and claims of any nature. Each of the Original Shareholders hereby consents to this Transaction and hereby waives any right of first refusal or similar right with respect to this Transaction under applicable Laws and the articles of association currently in effect of the Target Company and other relevant documents.

2.2    Valuation

The Parties understand and agree that, the overall valuation of the Company and its Subsidiaries upon the execution of this Agreement is RMB110 million (the “Valuation”).

2.3    Disposition of Undistributed Profits

The Parties hereby acknowledge and agree that any profits, gains, bonuses or dividends of the Target Company that have not been distributed as of the Closing Date and correspond to the Target Equity Interest (the “Undistributed Profits”) shall be owned by the Investor.

2.4    Company’s Debts

The Guarantors shall jointly and severally assume any debts of the Target Company incurred on or prior to the Closing Date or incurred based on any causes on or prior to the Closing Date (including contingent liabilities, administrative penalty imposed by any governmental authority or other compulsory measures adopted, any request for compensation or claim made by a third party against the Project Company). If the Investor suffers any losses due to such debts, the Guarantors shall be jointly and severally liable for all the losses of the Investor to an unlimited extent.

3 Payment of Equity Purchase Price

3.1    Equity Purchase Price

Subject to the adjustment of the overall valuation of the Project Company as set forth in Article 2.2 of this Agreement, the Parties agree that, the total amount of the equity purchase price under this Agreement shall be RMB107,745,750; As of the date hereof, the total amount of the equity purchase price payable by the Investor for the Target Equity interest shall be RMB107,745,750 (tax-inclusive) (the “Equity Purchase Price”). RMB3,245,750 of the Equity Purchase Price shall be paid to Qu Wei in cash for the purchase of 5% equity interest held by Qu Wei (corresponding to the registered capital of RMB113,650 of the Target Company); RMB104,500,000 million of the Equity Purchase Price shall be paid in the form of restricted shares of the Listed Company for the purchase of 95% equity interest held by the Original Shareholders (corresponding to the registered capital of RMB2,159,150 of the Target Company) . Cash shall be paid to the bank account confirmed by Qu Wei. The restricted shares of the Listed Company shall be transferred to the qualified transferee designated by the Original Shareholders (those persons or natural persons that have full civil capacity and meet the shareholding requirements of NASDAQ stock exchange and other relevant organizations to hold the shares of the Listed Company). The Equity Purchase Price shall be paid in three installments in accordance with Articles 3.2 to 3.4 hereof. The equity interest in the Target Company acquired by the Investor from the Original Shareholders is as set forth in Part I of Appendix I hereto.

In accordance with this Agreement, if the Investor makes payment of the Equity Purchase Price with the restricted shares of the Listed Company, the price per share of the restricted shares of the Listed Company shall be calculated by multiplying the closing price for the fifteen consecutive trading days prior to the Execution Date of this Agreement (in the case of increase in the purchase price as set forth in Article 3.1, the increase shall be calculated by multiplying the closing price for the fifteen consecutive trading days prior to the date of receiving the cash financing)by the transaction volume of the day corresponding to the closing price, and then divided by the total transaction volume of the fifteen consecutive trading days, of which, the transaction volume shall be as disclosed on the official website of the National Association of Securities Dealers Automated Quotations (“NASDAQ”, translated into Chinese as “NASDAQ”). For the avoidance of doubt, the price per share of the restricted shares of the Listed Company is by reference to the following mathematical formula:

3.2    First Equity Purchase Price

Subject to other terms and conditions of this Agreement, after the satisfaction of the closing conditions on the Closing Date set forth in Article 4.2 a) hereof, the Investor shall pay the First Equity Purchase Price to Qu Wei. The First Equity Purchase Price shall be RMB1,622,875 (in words: Renminbi One Million Six Hundred Twenty-two Thousand Eight Hundred Seventy-five Only), and subject to Article 12.1 hereof.

3.3    Second Equity Purchase Price

Subject to other terms and conditions of this Agreement, after the completion of the administration of industry and commerce (“AIC”) change as set forth in Article 4.2 hereof, the Investor shall pay the Second Equity Purchase Price to Qu Wei. Shall be RMB1,622,875 (in words: Renminbi One Million Six Hundred Twenty-two Thousand Eight Hundred Seventy-five Only), and subject to Article 12.1 hereof.

If the Investor fails to complete the closing as set forth in Article 4.2 or the AIC change as set forth in Article 4.2 for reasons not attributable to the Investor, the Original Shareholders shall bear liabilities for breach to the Investor in the amount of 0.2% of the Equity Purchase Price as set forth in Articles 3.2 and 3.3 for each day of extension. If the completion time of the aforesaid AIC change registration is overdue for 15 calendar days, the Investor shall have the right to unilaterally rescind this Agreement and request the Original Shareholders to bear liabilities for breach in the amount of 20% of the Equity Purchase Price. In particular, the Parties agree that if the above event occurs due to reasons not attributable to the Original Investor, the Original Investor shall not be liable for breach of contract.

3.4    Third Equity Purchase Price

Subject to other terms and conditions of this Agreement, after the satisfaction of the closing conditions on the closing date set forth in Article 4.3 hereof, the Listed Company. shall pay the Third Equity Purchase Price to the Qualified Transferee designated by the Original Shareholders. The Third Equity Purchase Price shall be the restricted shares of the Listed Company. with a value of RMB104,500,000.

If the Investor fails to complete the closing as set forth in Article 4.3 for reasons not attributable to the Investor, at the request of the Investor, the Original Shareholders shall bear liabilities for breach to the Investor in the amount of 0.2% of the Total Equity Purchase Price as set forth in this Agreement for each day of extension. If the completion time of the aforesaid AIC Mortgage registration is overdue for 15 calendar days, the Investor shall have the right to unilaterally rescind this Agreement and request the Original Shareholders to bear liabilities for breach in the amount of 20% of the Total Equity Purchase Price as set forth in this Agreement. In particular, the Parties agree that if the above event occurs due to reasons not attributable to the Original Investor, the Original Investor shall not be liable for breach of contract.

3.5    Payment Method and Notice

Subject to other terms and conditions of this Agreement, the Investor shall remit each installment of the Equity Purchase Price by wire transfer to the bank account designated by the Original Shareholders or pay the restricted shares of the Listed Company to the Qualified Transferee designated by the Original Shareholders. The Original Shareholders shall give the Investor a payment notice at least three (3) Business Days in advance, and the Investor shall affix its seal for confirmation, and the payment notice shall specify detailed information and the amount that the Investor shall pay.

3.6    Restitution of Equity Transfer Price

If any equity purchase price other than those set forth in Article 3.1 hereof is paid by Baijiayun in connection with the completion of acquisition procedures by the Original Shareholders such as administration for industry and commerce, Tax, or any investment amount is refunded by the Target Company in connection with the completion of capital reduction procedures by the Original Shareholders such as administration for industry and commerce, Tax, the Original Shareholders shall refund/pay all after-tax amounts received by them to the account designated by the Investor within two (2) days after receipt of the same, and if the refund is not made within two (2) days, the Original Shareholders shall bear liabilities for breach of contract to the Investor in the amount of 0.02% of the Equity Purchase Price received by it for each day of extension; if the refund is not made within 15 calendar days, the Investor shall have the right to request the Original Shareholders to bear liabilities for breach of contract in the amount of 20% of the Equity Purchase Price.

4 Closing

4.1    The closing of this Transaction will take place on the tenth (10th) Business Day after the date on which the conditions precedent to the Closing set forth in Article 4.4 hereof are satisfied or duly waived by the Investor (unless some conditions precedent to the Closing are to be satisfied on the Closing Date in accordance with its nature, subject to Sections 4.2 and 4.3, such conditions precedent to the Closing are satisfied or duly waived by the Investor on the Closing Date), or on any other date otherwise agreed by the Investor and the Original Shareholders (the “Closing Date”). Upon the completion of the closing in accordance with Articles 4.2 and 4.3 hereof, the Investor shall actually hold or control 100% of the equity interests in the Project Company.

4.2    Closing Arrangement of Equity Transfer in the Target Company

(a)	Equity Transfer Arrangement

(i)	The equity interest in the registered capital of RMB666,600 the Target Company held by Beijing Hydrogen Shang Information Consulting Center (Limited Partnership) at RMB666,600 shall be transferred to BAIJIAYUN Group Co., Ltd. pursuant to an onshore industrial and commercial amendment procedure, and BAIJIAYUN Group Co., Ltd. shall acquire the equity interest at the consideration of RMB0, and the Listed Company pays the Qualified Transferee designated by the Original Shareholders the restricted stock in the amount equivalent to the purchase price corresponding to such equity interest;

(ii)	The equity interest in the registered capital of RMB113,650 the Target Company held by Qu Wei at RMB113,650 shall be transferred to BAIJIAYUN Group Co., Ltd. pursuant to an onshore industrial and commercial amendment procedure, and BAIJIAYUN Group Co., Ltd. shall acquire the equity interest at the consideration of RMB3,245,750; the equity interest in the remaining registered capital of RMB1,180,450 of the Target Company held by Qu Wei at RMB1,180,450 shall be transferred to BAIJIAYUN Group Co., Ltd. pursuant to the equity ratio required by the Investor, and BAIJIAYUN Group Co., Ltd. shall acquire the equity interest at the consideration of RMB0, and the Listed Company. pays the Qualified Transferee designated by Qu Wei the restricted stock in the amount equivalent to the purchase price corresponding to such equity interest;

(iii)	The equity interest in the registered capital of RMB45,500 of the Target Company held by Dai Zhikang at RMB45,500 shall be transferred to BAIJIAYUN Group Co., Ltd. pursuant to an onshore industrial and commercial amendment procedure, and BAIJIAYUN Group Co., Ltd. shall acquire the equity interest at the lowest consideration permitted by law, and Dai Zhikang shall return such consideration to the account designated by the Investor within 2 days after his receipt of such consideration. Finally, the Listed Company. pays the Qualified Transferee designated by Dai Zhikang the restricted stock in the amount equivalent to the purchase price corresponding to such equity interest;

(b)	On the date of closing of the Equity Transfer (the following actions collectively referred to as the “Equity Transfer Closing”):

(i)	Qu Wei shall cause the Original Shareholders, Qu Wei, the Project Company and the Investor to execute the foregoing equity transfer agreement and all the registration and filing documents consistent with the foregoing industrial and commercial amendment of the transferred equity interest; and

(ii)	The Investor shall remit the First Equity Purchase Price by wire transfer to the bank account designated by Qu Wei (Qu Wei shall give payment notice to the Investor at least three (3) Business Days in advance and specify the details of the receiving bank account and the amount payable by the Investor).

(c)	Each of the Original Shareholders shall issue the relevant receipt to the Investor within one (1) Business Day after the receipt of the equity purchase price paid by the Investor.

(d)	Within five (5) Business Days after the date of the Equity Transfer Closing, the Founder and the Target Company shall submit to the competent Governmental Authority the documents for amendment registration or filing of the transferred equity interest, and the amendment registration or filing shall be completed within thirty (30) Business Days after the completion of the filing.

4.3    Closing Arrangement of the Pledge of Equity Interests of the Target Company

(a)	On the date of closing of the Equity Pledge (the following actions collectively referred to as the “Equity Pledge Closing”):

(i)	The Founder shall, and the Founder shall cause the Project Company to, deliver all documents listed in Appendix 5 (List of Closing Date Deliveries) and execute all documents relevant to the Equity Pledge to the Investor; and

After the receipt of all documents listed in Appendix 5 (List of Closing Date Deliveries) delivered by the Project Company, the Investor shall pay the Third Equity Purchase Price to the Original Shareholders or the third party designated by them in the form of restricted shares (the Original Shareholders shall issue a payment notice to the Investor at least three (3) Business Days in advance and provide all information necessary for the transferee to accept the restricted shares.)

(b)	The Original Shareholders shall close the equity interest that fails to be transferred from the Target Company to BAIJIAYUN Group Co., Ltd. (the “Untransferred Equity”) pursuant to the Equity Pledge. The Parties agree that, with respect to the Untransferred Equity Interest, the Investor uses the VIE Agreements to exercise actual control. In addition to the closing of the equity interest in the Target Company through Article 4.2 hereof, the Target Company, the Original Shareholders and the Investor or its Affiliates shall enter into VIE Agreements (including a power of attorney, an equity pledge agreement, an exclusive purchase agreement, the registration of industrial and commercial pledge and all other documents) and complete the registration of pledge at the AIC in respect of the Untransferred Equity Interest;

(c)	If Investors request to transfer the Untransferred Equity Interest to BAIJIAYUN Group Co., Ltd. in the future, the equity interest held by Qu Wei, Huang Guojing, Dai Zhikang and Zhang Jing in the Target Company shall be transferred to BAIJIAYUN Group Co., Ltd. free of charge or with the minimum purchase consideration permitted by the law, and domestic registration of change in AIC, tax and other relevant change registration procedures shall be completed; If BAIJIAYUN Group Co., Ltd. pays any transfer price to the transferors at the time of relevant change in transfer, the transferors shall pay the transfer price back to the designated account of the Investor within 5 days from the receipt of the payment;

(d)	Each of the Original Shareholders shall issue the relevant receipt to the Investor within one (1) Business Day after the receipt of the Equity Purchase Price paid by the Investor.

(e)	In accordance with the provisions of Section 4.2 (d), within five (5) Business Days following the completion of registration or filing of equity transfer, the Founder and the Target Company shall submit documents to the AIC and other relevant authorities for registration or filing of the Pledge, and complete the registration or filing of the Pledge within fifteen (15) Business Days after the submission of such documents.

4.4    Conditions Precedent to the Closing

(a)	Only if each of the following conditions (the “Conditions Precedent to the Closing”) is satisfied or waived by the Investor in writing on or prior to the Closing Date shall the Investor be obligated to pay the Purchase Price:

(i)	The Guarantors shall have performed or complied with the Transitional Obligations and the covenants, obligations and agreements required to be performed or complied with by it on or prior to the Closing Date hereunder, and the representations, warranties and covenants made by the Guarantors and the Project Company in this Agreement remain true, accurate, complete and not misleading as from the Execution Date of this Agreement to the Closing Date, without any necessary material facts omitted;

(ii)	There are no Laws, regulations, or judgments, awards, rulings or injunctions of competent courts or governmental authorities restraining, prohibiting or annulling the Transaction, nor are there any pending or potential litigation, arbitration, judgments, awards, rulings or injunctions that have had or will have adverse effect on the Target Company;
(iii)	The Transaction Documents have been duly and validly executed by the Parties, this Agreement continues to be in full force and effect on the Closing Date; Each of the Original Shareholders shall have performed and complied with all covenants and obligations contained in this Agreement that are required to be performed or complied with by it on or prior to the Closing Date in all respects;

(iv)	The representations and warranties made by the Target Company and the Guarantors in Article 5 hereof shall remain true, complete and accurate, the Target Company and the Guarantors shall have performed the covenants required by the Transaction Documents to be performed on or prior to the Closing Date, and there shall have been no violation of the Transaction Documents;

(v)	All internal approvals and authorizations necessary for the execution or performance of this Agreement or the consummation of this Transaction by each of the Original Shareholders and the Target Company shall have been made or obtained and shall remain in full force and effect;

(vi)	All external approvals, authorizations, notification obligations and other matters necessary for the execution or performance of this Agreement or the consummation of this Transaction by each of the Original Shareholders and the Target Company shall have been made or obtained;

(vii)	There shall be no applicable Laws or actions of governmental authorities restricting, prohibiting or annulling the Transaction;

(viii)	All assets, licenses and permits, the Founder and the Management Team necessary for the business operation of the Project Company shall be fully preserved and retained until the Closing Date;

(ix)	From the date hereof to the date on which the Closing is completed, there shall be no Material Adverse Change to the Project Company, and no matter having or can be reasonably expected to occur which may have material adverse effect on the business operation, equity structure, finance, management and legal status of the Project Company;

(x)	The shareholders’ meeting and the board of directors of the Target Company shall have adopted resolutions unanimously approving the transaction and the execution of transaction documents;

(xi)	The Founder and the Management Team shall have entered into a labor contract with the Project Company to the satisfaction of the Investor (including confidentiality, non-compete and Intellectual Property protection clauses), the term of which shall not be less than five (5) years from the expiration of the Performance Undertaking Period and the non-compete period shall be five (5) years after the departure from the Company; the Parties acknowledge that the compensation for the Founder and the Management Team during the non-compete period has been included in the purchase price, so no compensation shall be paid to them in accordance with other agreements or provisions if the Investor or the Target Company requests them to perform the non-compete obligation. If the Investor or the Target Company is required to pay non-compete compensation in accordance with relevant provisions of Laws, the Guarantors shall jointly and severally return to the Investor the equity purchase price in the amount equal to the non-compete compensation;

(xii)	Qu Wei, Suzhou Quanchuan Investment Partnership (Limited Partnership) and Beijing Hydrogen Data Information Technology Co., Ltd. have entered into the Tripartite Agreement and the Equity Transfer Agreement on February 14, 2023, and Suzhou Quanchuan Investment Partnership (Limited Partnership) has transferred its equity interest in the registered capital of the Target Company to Qu Wei, and there is no dispute or potential dispute;

(xiii)	The Investor has completed due diligence (including, without limitation, audit, legal due diligence and business due diligence) of the Project Company, and the Investor is satisfied with the results of such due diligence;

(xiv)	The Target Company shall repay all borrowings from its Affiliates prior to the First Closing, and the investment funds paid by the Investor to the Target Company shall not be used to repurchase the equity interest held by the Target Company through financing, investment or otherwise in the Target Company prior to the completion of the First Closing; and

(xv)	Except for matters disclosed in the Disclosure Letter attached hereto as Appendix 4, the Original Shareholders shall be jointly and severally liable for the repayment of all material liabilities of the Project Company that have been incurred. If such liabilities have been repaid by the Investor or the Project Company, the Guarantors shall jointly and severally pay the Investor or the Project Company all relevant amounts after the receipt of notice from the Investor; if overdue, the Guarantors shall bear liabilities of breach to the Investor in the amount of 0.02% of the total payable amount for each day of delay; if overdue for more than 15 calendar days, the Investor shall have the right to request the Guarantors to bear the liabilities of breach in the amount of 20% of the total payable amount.

5 Representations and Warranties

5.1    Representations and Warranties of the Original Shareholders

Each of the Guarantors shall jointly and severally make the following representations and warranties to the Investor together with the Original Investor (the “Original Shareholder’s Warranties”), which shall be true, accurate and not misleading as of the Execution Date hereof and the Closing Date, nor shall they omit to state any necessary material fact.

(a)	The Original Shareholders are enterprises or natural persons with full civil capacity, have full legal rights, capacity of rights, capacity of conduct and/or all other necessary requirements for the authorization, execution and delivery of this Agreement and the full performance of their obligations hereunder. This Agreement, once duly authorized, executed and delivered by the other Parties, will constitute legal, valid and legally binding obligations of each Original Shareholder, enforceable against such Original Shareholder in accordance with its terms.

(b)	The execution of this Agreement and the performance of this Transaction by the Original Shareholders will not: (i) violate Applicable Laws, its articles of association, partnership agreement or other constitutional documents (if applicable); (ii) violate any contracts to which it is a party or any agreement or arrangement affecting its assets, conflict with or constitute a default under, require any consent under, or give to others any rights of termination, amendment, suspension, revocation or cancellation of, or cause acceleration of its obligations under, the relevant agreements.

(c)	Each of the Original Shareholders has taken or will take prior to the Closing Date all measures and actions to obtain all applicable governmental, statutory, regulatory or other consents, approvals, licenses, waivers or exemptions necessary for it to enter into and perform this Agreement and to be bound by the terms and conditions of this Agreement. Except as otherwise expressly provided herein, no other consent or approval from any individual, company, entity or Governmental Authority under any Laws or under the terms of any agreement or arrangement to which any of the Original Shareholders or the Target Company is a party is necessary for the sale and purchase of the Target Equity Interest. Each of the Original Shareholders holds the equity interests in the Target Company (including the Target Equity Interest) as set forth in Schedule 2 for its own account and not as agent or trustee for any other beneficiary.

(d)	Each of the Original Shareholders is the sole legal owner of the equity interest acquired by it from the Investor and has full rights and authority to sell such equity interest. Such equity interest is free and clear of false capital contribution, pledge, mortgage or other security interest or encumbrances of any kind (including, without limitation, any conditional sale or other title retention agreement, any lease in the nature thereof, any agreement granting any security interest and any document designating a third party as a loss payee), or any other third party rights. There are no options or similar arrangements in respect of the Equity Interest.

(e)	There are no pending or, to the knowledge of the Original Shareholders, threatened litigations, legal proceedings or requests by any third party, court, governmental agency or arbitral body against the Original Shareholders and/or their property, or the equity interest acquired to the Investor, which will materially or adversely affect the Original Shareholders’ ability to perform their obligations hereunder.

(f)	The Original Shareholders agree and covenant not to, directly or indirectly, dispose of its equity interest in the Company in any way to any third party without the written consent of the Investor.

5.2    Representations and Warranties regarding the Project Company

As of the Execution Date and the Closing Date, the Project Company and each Warrantor shall jointly and severally ensure to the Investor that the representations and warranties made by them in Appendix 3 of this Agreement (“representations and warranties regarding the Project Company”) shall be true, accurate and not misleading, and do not omit to state any necessary material fact, and that the representations and warranties regarding the Project Company shall be subject to the exceptions set forth in the disclosure letter attached hereto as Appendix 4 and the circumstances disclosed by the Guarantors and the Project Company to the Investor otherwise.

6 Covenants of the Parties

6.1    Notice of Event of Default

If any event, circumstance, fact or circumstance occurs before the date of completion of the full closing which may give rise to a Material Adverse Change in the Project Company, or may result in any breach of any of its representations, warranties, covenants and other obligations made by the Original Shareholders/Guarantors and the Project Company in this Agreement, or may have the effect of making any representations, warranties, covenants and other obligations made by the Original Shareholders and the Project Company in this Agreement untrue or incorrect in any respect, the Project Company and the Original Shareholders shall promptly, accurately and completely disclose to the Investor.

6.2    Operation of Business during the Transition Period

During the Transition Period, the Project Company and each Warrantor shall ensure that the Project Company: (i) carries on its business in the ordinary and ordinary course of business and operates its business in the manner consistent with the past practice and consistent with prudent commercial practices, and (ii) suffers no Material Adverse Change to the fullest extent of its control.

6.3    Restrictions on Activities during the Transition Period

During the Transition Period, without the prior written consent of the Investor, none of the Original Shareholders shall, directly or indirectly, transfer, pledge or dispose of in any way, create an Encumbrance on or otherwise dispose of any equity interest in the Target Company held by it.

Unless otherwise expressly specified herein, during the Transition Period, without the prior written consent of the Investor, the Project Company and each Warrantor shall ensure that the Project Company shall not take any of the following actions:

(a)	Change any provisions of its articles of association or other constitutional documents; change its shareholding structure, or issue, transfer, sell or otherwise dispose of any equity interests or shares or debentures or other security relating to any shares of any branch or any of its Subsidiaries;

(b)	Change the scope or nature of its business or expand any non- main business line of its business;

(c)	During the Transition Period, the remuneration and benefit of current employees of the Target Company shall remain the same. Prior to the completion of the full closing, if the remuneration and benefit of any employees is changed by more than 10%, or any employees of the Target Company are recruited or dismissed;

(d)	Enter into agreements that the Project Company is acquired, liquidated, merged, restructured or any similar act;

(e)	Enter into any material contract, except in the ordinary course of business consistent with past practices and consistent with prudent commercial practices;

(f)	Terminate, amend or change in any material respect any material license, except (x) as required by any Governmental Authority or (y) in the ordinary course of business;

(g)	Establish any subsidiary, joint stock company or similar entity, or subscribe for, purchase or acquire any equity securities of any person;

(h)	Declare and pay any dividends or make any other distributions;

(i)	Purchase or dispose of any material assets in excess of RMB 1 million individually or in the aggregate outside the ordinary course of business; make any capital expenditure in excess of RMB 1 million individually or in the aggregate, or make any commitment which will create or cause the Project Company to be obliged to make any capital expenditure;

(j)	Enter into any related-party transaction;

(k)	Apply for loans from a third party or provide any form of security to a third party;

(l)	Dissolve the Company or any of its subsidiaries, make capital restructuring or reorganization in any form, or conduct any event which may result in the change of control;

(m)	Change the accounting firm and accounting policies;

(n)	Transfer, license, sale, mortgage, pledge, lease or otherwise dispose of or create any other Encumbrance on any of its assets other than in the ordinary course of business;

(o)	Enter into any agreement which may have a Material Adverse Effect on it in the exercise of reasonable discretion or conduct any other matters which are beyond the ordinary scope of business; and

(p)	Enter into any agreements or make any undertakings in respect of any of the foregoing.

For the avoidance of doubt, the taking of any of the aforesaid actions by the Original Shareholders and the Project Company during the Transition Period for the purpose of performing this Agreement or upon the request or consent of the Investor shall not be deemed as violating the provisions of this Article 6.3.

6.4    Repurchase Right

Upon the occurrence of any of the following circumstances (“Repurchase Trigger”), the Investor shall have the right to request the Target Company, the Founder and the Guarantors (“Repurchase Obligors”) to jointly and severally repurchase all or part of its equity interest in accordance with the sequence and calculation method set forth in this Article:

(a)	The Founder resigns during the Performance Undertaking Period;

(b)	The Founder violates the non-competition obligations during his employment with the Target Company and within five years after his departure from the Target Company;

(c)	The Company changes the principal business or is unable to continue the principal business, without the written consent of the Investor.

In the first instance, pursuant to the written repurchase notice given by the Investor, the Repurchase Obligor shall purchase all or part of the equity interest held by the Investor in the Company upon its request to be repurchased.

With respect to the Investor, the repurchase price shall be: the amount of Renminbi equal to the Equity Purchase Price then paid by the Investor × (1 + 8% × N) - dividends or bonuses received by the Investor, if any (N = the number of calendar days during the period from the date on which the Investor actually pays the corresponding Equity Purchase Price to the date on which the Investor receives the repurchase price/365 days, and the portion of time less than a year shall be calculated as a year).

The Repurchase Obligor shall enter into the relevant equity transfer agreement or capital reduction agreement with the Investor and adopt repurchase documents such as resolutions of the shareholders’ meeting in connection with the equity transfer or capital reduction within 5 days from the date on which it receives the written notice from the Investor requesting the repurchase of Equity Interest, and shall pay the repurchase price in full within 30 days from the execution of the repurchase documents, and cooperate in completing all the formalities necessary for change of registration with the relevant market supervision and administration authority.

The Investor shall also have the right to opt for exiting its investment in any other manner permitted by the then PRC Laws, including, without limitation, reduction of capital of the Company, liquidation of the Company or distribution of dividends. In any case, the Company and each Shareholder shall cooperate on the completion of such exit procedures.

With respect to the Equity Interest corresponding to the Repurchase Price that has not been fully paid by the Repurchase Obligor, the Investor shall continue to have the rights in such Equity Interest in accordance with this Agreement (including, without limitation, various special rights entitled to the Investor in accordance with this Agreement) and be entitled to the accumulated undistributed profits of the Company.

If the Repurchase Obligor fails to fully pay the Repurchase Price in a timely manner, the Repurchase Obligor shall pay liquidated damages equal to 0.02% of the overdue amount on a daily basis during the overdue period until full payment, and the Investor shall have the right to request (i) the Company to distribute profits in proportion to its equity interest in the Company and the Repurchase Obligor shall pay the profits received therefrom to the Investor to perform its obligation of payment of the Repurchase Price; (ii) the Repurchase Obligor shall auction the equity interest directly or indirectly held by it in the Company to perform its obligation of payment of the Repurchase Price (the Investor shall have the right of first refusal with respect to such equity interest to be auctioned).

6.5    Non-competition of the Founder and the Management Team

(a)	Each of the Founder and the Management Team shall sign an undertaking letter in the form and substance set forth in Appendix 8 hereto. During their employment with the Project Company and within five years after their departure from the Project Company (the ” Non-competition Period”), none of the Founder and the Management Team shall, outside the Project Company, engage, directly or indirectly, in any business of the same type as, similar to or competing with that of the Project Company, the Investor and its Affiliates (“Competing Business”), or directly or indirectly hold any interests in any entity engaging in Competing Business, or engage in any other acts detrimental to the interests of the Project Company, the Investor and its Affiliates (except for acts temporarily waived by the Investor), including, without limitation:

(i)	To have control over or equity participation in or indirectly control a company or other entity engaging in Competing Business;

(ii)	To hold any position in any entity engaging in Competing Business;

(iii)	To provide loans, customer information or any other form of assistance to a company or other entity engaging in Competing Business;

(iv)	To directly or indirectly obtain benefits from a Competing Business or a company or other entity engaging in Competing Business;

(v)	To solicit, in any manner, customers relating to the business of the Target Company/group company or enter into or attempt to enter into transaction with customers relating to the production and sale of the Target Company/group company;

(vi)	To employ any person leaving his or her employment with the Target Company/group company in any manner through any individual or organization which is directly or indirectly controlled by it or in which it has an interest; and

(vii)	To induce any director, senior management officer or employee of the Target Company/group company to leave his or her employment with the Target Company/group company in any manner, or strive for the employment of any employee employed by the Target Company/group company at that time.

(b)	The Founder and the Management Team shall cause the Founder and each of the Management Teams to undertake that, subject to the consent of the Investor to terminate its employment relationship with the Project Company, it shall, based on the requirements of the Investor, retain and deliver to the Project Company all its work products and resources, including without limitation design drawings, lists of customers and other working documents and data.

(c)	The Parties agree that, during the Non-competition Period, if, without the consent of the Investor, if any Founder or the Management Team owns, directly or indirectly, X% (X more than 5) of equity interest/share in the partnership interest of any Person engaging in Competing Business with the Project Company other than the Project Company, the Investor shall have the right to require the Founder and the Management Team to indemnify the Investor for the losses suffered thereby and the Investor shall have the right to acquire without compensation (X-5)% of equity interest/share in the partnership interest of such Person held by such employee (“Target Interest”), and the Founder and the Management Team shall take all necessary actions to transfer the Target Interest to the Investor. For the avoidance of doubt, shares of trusts, shares of asset management plans, shares of wealth management products or shares of contractual, partnership or corporate private equity funds held by the Founder and the Management Team for investment and wealth management purposes shall not be Target Interest.

(d)	The Founder and the Management Team agree and undertake to cause the Founder and each of the Management Team to undertake that, during the Non-competition Period, they shall not, directly or indirectly, solicit or entice away or attempt to solicit or entice away any person or entity that is a Customer of the Company, or a person or entity who was a Customer of the Company within one (1) year prior to the expiration of the Performance Undertaking Period;

(e)	The Founder and the Management Team agree and undertake to cause the Founder and each of the Management Team to undertake that, during the Non-competition Period, they shall not, directly or indirectly, solicit or entice away or attempt to solicit or entice away any employee of the Company, or any person who is employed by the Company as a director or holds a managerial or technical position in the Company;

(f)	If the Founder or any member of the Management Team breaches any provision of these non-competition provisions, the Founder agrees and undertakes to pay RMB30 million individually to the Investor. Such RMB30 million shall not be counted together with any other liabilities of the Founder and shall be independently payable to the Investor;

(g)	The Management Team agree and undertake to cause each of the Management Team to undertake that, the Management Team shall not, directly or indirectly, transfer its equity interests in the Company to any entity engaging in the business competing with the Company;

(h)	As of the date hereof, the Founder’s full service information outside the Project Company is as follows: Qu Wei is the CEO, legal representative, Founder and actual controller of Zhejiang Dinxian Tech Co., Ltd. (“Zhejiang Dinxian Tech”) and its subsidiary Beijing Dinxian Tech Co., Ltd. (“Beijing Dinxian”, together with Zhejiang Dinxian, “Dinxian”). The Investor agrees that the Founder will continue to serve Dinxian Tech as long as Dinxian Tech does not carry out or engage in any business competing with the Project Company, the business of the Investor and its affiliates and ensures that the Investor will spend most of its time operating the Project Company and the normal operation of the Project Company will not be affected. If the Founder breaches the above undertakings, he shall return to the Investor all proceeds obtained as a result of this Agreement or during the performance hereof and the Founder shall bear all losses caused thereby to the Investor.

6.6    Performance Undertakings

The Performance Undertaking Period shall be three years from completion of the Acquisition,and the Project Company, the Founder and the Management Team undertake and warrant to attain the following results after deduction of shared expenses (shared expenses means bearing the operating costs of the operation function departments of the Target Company that the Group Companies assist the Target Company in, including: operation and maintenance expenses for marketing, promotion, human resources, administration, legal, finance, IT, and other departments):

(a)	Performance of the first year: for the first year after the completion of the Acquisition (i.e. January 1, 2023 – December 31, 2023), the operating revenue of the Target Company (after deduction of shared expenses) shall be no less than RMB30 million and net profit of the Target Company shall be no less than RMB5 million.

(b)	Performance of the second year: for the second year after the completion of the Acquisition (i.e. January 1, 2024 – December 31, 2024), the operating revenue of the Target Company (after deduction of shared expenses) shall be no less than RMB36 million and net profit of the Target Company shall be no less than RMB6 million.

(c)	Performance of the third year: for the third year after the completion of the Acquisition (i.e. January 1, 2025 – December 31, 2025), the operating revenue of the Target Company (after deduction of shared expenses) shall be no less than RMB45 million and net profit of the Target Company shall be no less than RMB7 million.

During the Performance Undertaking Period, the operating revenue of the Project Company shall be the operating revenue measured on an accrual basis according to an audited report with unqualified opinion, and the net profit shall be the after-tax net profit according to an audited report with unqualified opinion. After the completion of this equity acquisition, the Project Company shall process financial data strictly in accordance with the rules of listed companies and relevant laws and regulations, and its daily operation shall satisfy the compliance requirements. The accounting policies of the Project Company shall be confirmed by the Investor.

6.7    Working Capital of Target Company

After the completion of this equity acquisition, to support the Project Company to rapidly develop New Business, if the Investors provide working capital to the Project Company for the purpose of daily operation in the form of shareholder loan, execution of a purchase contract or payment of purchase price on behalf of the Project Company or other means permitted by law, for the working capital provided by the Investors no more than RMB10 million, the Investors will not charge any interests; for the working capital provided by the Investors in excess of RMB10 million, the Investors shall have the right to request the Management Team, the Employee Stock Ownership Platform and the Founder to jointly and severally bear a simple interest of 6% on an annualized basis on the excess. For the debts of the Company arising from the provision of working capital or other funds and assets by the Investors to the Project Company, the Founder, the Management Team and the Shareholding Platform shall be jointly and severally liable for the debts of the Company.

6.8    Appointment Requirements for the Founder and the Management Team

Unless approved by the Investor, the Founder and the Management Team agree and undertake to procure the Founder not to resign from the Project Company during the Performance Undertaking Period and within 5 years after the expiration thereof, and each of the Management Team undertakes not to resign from the Project Company during the Performance Undertaking Period and within 3 years after the expiration thereof, and to work for the Project Company on a full-time basis and devote all of their working time and energy to the operation and management of the Project Company, make their best endeavors to develop the business of the Project Company and protect the interests of the Target Company and shall procure that the prior written consent of the Investor shall be obtained before the Project Company terminates its employment relationships with such Founder and such Management Team.

7 Transaction and Restrictions of Listed Company Shares

7.1    Lock-up Period and Transaction Restrictions of Listed Company Shares

If the Qualified Transferee designated by the Founder and the Transferors to hold the shares of the Listed Company is a domestic entity, it shall complete the necessary filing of investment by domestic natural person or institution and fund exchange procedures (including but not limited to filing, examination and approval and bank purchase of foreign exchange procedures to be completed by the National Development and Reform Commission, Ministry of Commerce, foreign exchange administration authority and/or designated foreign exchange bank) at its own expense.

a）	The Founder undertakes, warrants and supervises that the Founder, the Management Team of the Company and the designated Qualified Transferee shall not sell the shares of the Listed Company held by them for the period of 6 months after the date on which they directly or indirectly hold the restricted shares of the Listed Company and complete all closing matters or the lock-up period stipulated by NASDAQ, whichever is longer.

b）	The Parties agree that, after the expiration of the lock-up period set forth in Article 3.7 a) hereof, 70% of the Restricted Shares held by the Founder, the Management Team of the Company and the designated Qualified Transferee shall be automatically converted into Unrestricted Shares (including all of the equity interest in the Target Company transferred by HUANG Guojing, DAI Zhikang and ZHANG Jing and the Restricted Shares acquired by QU Wei transferring his equity interest in the registered capital of RMB113,650 of the Target Company (the “Investor Equity”)). The remaining 30% of the Restricted Shares (the “Performance RSs”) shall be converted into Unrestricted Shares in accordance with the Performance Undertakings under Article 6.7 hereof and the specific conversion time and requirements are as follows:

i.	In the first year after the completion of the acquisition (i.e. January 1, 2023 – December 31, 2023), after the Parties confirm that the Performance Undertakings of the first year have been completed, one-third of the Performance RSs held by them shall be converted into Unrestricted Shares automatically; if the Performance Undertakings of the first year have not been completed, the period for conversion of Performance RSs held by them into Unrestricted Shares shall be extended by one year, and together with the the Performance RSs of the second year to be assessed if they can be converted into Unrestricted Shares;

ii.	In the second year after the completion of the acquisition (i.e. January 1, 2024 – December 31, 2024), after the Parties confirm that the Performance Undertakings of the second year have been completed, one-third of the Performance RSs held by them shall be converted into Unrestricted Shares automatically; if the Performance Undertakings of the second year have not been completed, the period for conversion of Performance RSs held by them into Unrestricted Shares shall be extended by one year, and together with the Performance RSs of the third year to be assessed if they can be converted into Unrestricted Shares;

If the Parties confirm that the Performance Undertakings of the second year have not been completed, but the Performance Undertakings of the first year have been completed, one-third of the Performance RSs shall be converted into Unrestricted Shares automatically after the Parties confirm that the Performance Undertakings of the first year have been completed;

iii.	In the third year after the completion of the acquisition (i.e. January 1, 2025 – December 31, 2025), after the Parties confirm that the Performance Undertakings of the third year have been completed, one-third of the Performance RSs held by them shall be converted into Unrestricted Shares automatically; if the Performance Undertakings of the third year have not been completed, the period for conversion of Performance RSs held by them into Unrestricted Shares shall be extended by one year until the date on which the Performance Undertakings of the Project Company are fully completed and confirmed by the Parties;

If the Parties confirm that the Performance Undertakings of the third year have not been completed, but either of the Performance Undertakings of the first two years have been completed, one-third of the Performance RSs shall be converted into Unrestricted Shares automatically after the Parties confirm that the Performance Undertakings of the third year have been completed.

The Founder, the Management Team of the Company and the Guarantors acknowledge, covenant and warrant that, in addition to the lock-up period, if the Investor notifies the Investor of another lock-up period, the Founder, the Management Team of the Company and the Qualified Transferee shall also be subject to such other lock-up period and shall not sell the shares of the Listed Company during such other lock-up period.

7.2    Restrictions on Trading of Shares of Listed Companies

Upon completion of the acquisition of the target company by the Investor, the shares of the Listed Company held by the senior officers of the Project Company or by their Qualified Transferee shall be dealt in accordance with the plan and regulations for reducing shareholding of the shares of the Listed Company held by the senior officers of the Investor Group. Without the prior written consent of the Investor, the senior officers of the Project Company shall not, directly or indirectly, transfer or have traded in any manner, all or part of the shares of the Listed Company held by them.

Neither Party shall in any manner circumvent the restrictions or rights provided in this Agreement. Any disposal of the shares of the Listed Company by transfer, etc. in violation of the restrictions provided in Articles 7.1 and 7.2 hereof shall be null and void, and the Investor shall have the right to request indemnification of the losses suffered by the Investor as a result thereof or payment of all proceeds from the disposal of such proceeds to the Investor.

The restricted shares acquired by HUANG Guojing, DAI Zhikang and ZHANG Jing from transferring their equity interests in the Target Company and the restricted shares acquired by QU Wei from transferring the equity interest in the registered capital of the Target Company of RMB113,650 (the “Investor Equity”) shall not be subject to Article 7.2 hereof.

8 Corporate Governance

8.1    Senior Managers

(a)	Qu Wei will continue to serve as the legal representative and general manager of the Target Company and be responsible for the performance of the Project Company, and the founder will continue to reserve the management, decision making and operation rights.
(b)	The existing personnel in the functional departments of the Project Company (such as HR department, Administration department, Finance department, Legal department, etc.) will not be adjusted and such departments will continue to carry out their duties in the Project Company. Work reporting and human resource management shall be managed by the management team of the investor on a unified basis and the investor shall have the right to manage human resource (the investor shall only consider from the perspectives of financial compliance, corporate culture and operational integration, and will not have any additional influence on the business).
(c)	The equity/shares held by the investor in the Company obtained by the Project Company shall be entrusted to exercise its voting rights through the directors, legal representatives, management of the investor or the third party designated by the management. If the project company is unable to exercise its voting rights in accordance with the foregoing, it shall vote in accordance with the instructions of the investor and jointly exercise the rights as a shareholder of the Company, in particular, act in concert with the investor when exercising the right to convene, make a proposal and vote.

9 Liability for Breach of Contract

9.1    Liability for Damages for Breach of Contract

(a)	The occurrence of any of the following events shall constitute an event of default under this Agreement (“Event of Default”): (x) any representation made by any Party under this Agreement or other Transaction Documents proves to be untrue, inaccurate or misleading or to have a material omission, (y) any Party breaches its covenants and warranties under this Agreement or other Transaction Documents or (z) any Party fails to perform its obligations hereunder in accordance with this Agreement or other Transaction Documents.

(b)	If an Event of Default is committed by any Party (the “Breaching Party”), the Breaching Party shall indemnify, compensate and hold the other Parties harmless, in which case the Breaching Party shall indemnify or compensate the other Parties for any loss, damage, liability, cost or expense, including, without limitation, reasonable litigation/arbitration expenses and attorneys’ fees (collectively, “Losses”) incurred as a result of such Event of Default.

9.2    If the Founder or a Management Team member terminates the employment contract relationship with the Target Company within the period required for employment set forth in Article 6.8 hereof without the consent of the Investor, if the Founder and the Management Team resign during the Performance Undertaking Period, the Investor shall have the right to recover, for each year of early resignation, one third of the shares of the Listed Company acquired by the Founder and the Management Team in accordance with this Agreement and the purchase designated by the Original Shareholders or to refund equivalent cash to the Investor; if the Founder resigns within 3 years after the expiration of the Performance Undertaking Period, the Founder shall pay liquidated damages of RMB2 million to the Investor for each year of early resignation. If the Management Team resigns within 3 years after the expiration of the Performance Undertaking Period, the Founder shall pay liquidated damages of RMB1 million to the Investor for each year of early resignation. If the liquidated damages are insufficient to make up the losses suffered by the Investor, the Founder and the Management Team shall jointly and severally indemnify the Investor for all the losses suffered thereby.

9.3    Without prejudice to the foregoing, the Founder shall bear the losses suffered by the Project Company and the Investor as a result of any claim for compensation made by a third party against the Project Company or the Investor due to any change, replacement or adjustment of the shareholding structure, directors, supervisors or senior officers of the Project Company, or any administrative penalty or other compulsory measures taken by any Governmental Authority after the Closing (including, without limitation, investigation into its legal liabilities for any illegal acts relating to the construction, or request the Project Company to make additional payments of taxes and surcharges, social insurance premiums, housing fund contributions, etc.) due to any events, causes or acts of the Project Company prior to the Closing, or any claim is made by a third party against the Project Company for compensation due to any dispute, controversy, litigation or arbitration arising between the Project Company and any third party due to any event, reason or act of the Project Company prior to the Closing (including, without limitation, replacement of collaterals, distribution of dividends, license of intellectual property, etc.), or any loss suffered by the Project Company and the Investor as a result of the Transaction which has adverse effect on the business, operation, continuous performance of Material Contracts, obtainment or renewal of Governmental Approvals.

9.4    Without prejudice to the foregoing, the Founder shall bear all the losses suffered by the Project Company and the Investor as a result of any oral or written documents, statements or materials (including, without limitation, business and financial information) provided by the Project Company and the Founder to the Investor in this Agreement or during the negotiation of this Transaction, including, without limitation, business and financial information, are proved to be untrue, inaccurate or misleading or have any material omission (including, without limitation, equity incentives, employee stock ownership and any form of equity issuance or nominee shareholding that should be disclosed).

9.5    Payment of Indemnification

(a)	The Breaching Party shall pay the indemnification amount or compensation amount to the account designated by the other Parties respectively within ten (10) Business Days after the receipt of written notice from the other Parties and, upon request of the other Parties, take all necessary and appropriate actions and execute all necessary and appropriate documents to cause such indemnification arrangement to be realized.

(b)	If an Original Shareholder incurs any indemnification or compensation amount payable to the Investor under any Transaction Documents, the Investor shall have the right (but not the obligation) to deduct the relevant indemnification or compensation amount from the equity purchase price unpaid to any Original Shareholder for the purpose of set-off.

9.6    Other Remedies

The rights and remedies of the other Parties under or pursuant to this Agreement with respect to any breach of this Agreement by any of the other Parties shall be cumulative and without prejudice to other rights or remedies available to the other Parties under applicable Laws (including, without limitation, compulsory execution).

10 Effectiveness and Termination

10.1  Effectiveness

This Agreement shall be formed and come into force upon the date when the Parties have affixed their signatures and company seals (if any) to this Agreement.

10.2  Events of Termination

This Agreement may be terminated by the relevant Party as follows:

(a)	Upon mutual written consent of the Parties;

(b)	If the Closing has not taken place within forty (40) Business Days after the execution of this Agreement (or longer as otherwise agreed by the Parties in writing) (the “Closing Long Stop Date”), any Party shall be entitled to terminate this Agreement, provided that if the Closing fails to be completed on the Closing Long Stop Date due to the breach committed by a Party, such breaching Party shall not have the right to terminate this Agreement in accordance with this Article;

(c)	If the Project Company or the Guarantors breach this Agreement, including its representations, warranties, covenants or other agreements in any material or material respect, and such breach fails to be cured within thirty (30) days after the Investor gives a written notice to it, the Investor shall have the right to terminate this agreement

10.3  Effect of Termination

(a)	In the event of termination of this Agreement pursuant to Section 10.2, this Agreement will be rescinded, provided that the Parties shall continue to be bound by this Section 10.3 and Articles 9 (Liabilities for Breach), 11 (Confidentiality), 12 (Tax Expenses) and 14 (Governing Law and Dispute Resolution). The provisions of this Section 10.3 shall not be deemed to release any Party from a breach of this Agreement prior to the date of termination or affect the other Parties’ rights to indemnification or compensation under this Agreement.

(b)	In the event that this Agreement is terminated in accordance with Sections 10.2 (a) and 10.2 (b), the Parties shall refund the payment received by them under this Agreement within the time limit set forth in this Article based on the principles of fairness, reasonableness and good faith and restore the respective status of the Parties to the status when this Agreement is executed. Specifically, the Original Shareholders shall refund to the Investor the equity purchase price that has been paid by the Investor within ten (10) Business Days after the termination of this Agreement. For the avoidance of doubt, the refund obligation set forth in this Article shall not in any sense exempt or mitigate any Party’s liability for breach in accordance with Article 8.

(c)	If the Investor terminates this Agreement in accordance with Section 10.2 (c) hereof, the Parties acknowledge that the equity interest in the Company registered under the name of the Investor shall belong to the relevant Original Shareholders. The Investor shall return its equity interest in the Target Company to each of the Original Shareholders within ten (10) Business Days after the termination of this Agreement (provided that the Original Shareholders shall provide necessary cooperation). Within ten (10) Business Days after the termination of this Agreement, the Original Shareholders shall refund to the Investor the equity purchase price that has been paid by the Investor and pay the Investor liquidated damages for all the equity purchase price calculated at the annual interest rate of 8% (simple interest), which shall be calculated from the date on which the Investor actually pays the corresponding equity purchase price. For the avoidance of doubt, the dividends received by the Investor from the Target Company may be used to offset the liquidated damages. In particular, the Parties agree that if such matter occurs due to reasons not attributable to the Original Investor, the Original Investor shall not be liable for breach of contract.

11 CONFIDENTIALITY AND ANTI-BRIBERY

11.1  General Obligations

Each Party undertakes to the other Parties that it will not disclose any Confidential Information to any third party without the prior written consent of the relevant Party, and that it shall also cause its respective directors, counsels, employees, agents, consultants, professional advisors and Affiliates and the respective directors, counsels, employees, agents, consultants, professional advisors of each of its Affiliates (collectively, the “Representatives”) to comply with the foregoing. For the purpose of this Agreement, “Confidential Information” means: (i) information relating to the organization, business, technology, finance, customers, suppliers, transactions or affairs of the Project Company or another Party or their respective directors or employees (whether furnished in writing, orally or otherwise before, after or on the Execution Date); (ii) terms of the Transaction Documents; and (iii) any information or materials prepared by a Party or its Representatives containing or otherwise reflecting or generated from Confidential Information.

The confidentiality obligations under this Agreement shall survive the rescission or termination of this Agreement.

11.2  Exceptions

Above will not apply to any of the following circumstances:

(a)	Any Confidential Information that is or becomes generally available to the public other than as a result of any disclosure made or caused by a Party or its Representatives in violation of the Transaction Documents;

(b)	Any Confidential Information disclosed by a Party to its Representatives, provided that such Representative (i) assumes similar confidentiality obligation or (ii) is otherwise subject to any binding professional obligation of confidentiality; or

(c)	Disclosure required to be made by such Party pursuant to rules of any stock exchange, applicable Laws or any action or legal proceedings arising out of this Agreement; provided, however, that such Party shall, to the extent practicable under the circumstances, issue a notice to the other Parties and obey practicable confidentiality arrangements.

11.3  Public Reports

Without the prior written consent of the other Parties, no Party shall, or cause to be made, any report, public announcement or other disclosure in respect of the Transaction Documents or the transactions contemplated thereby, or otherwise communicate with any media.

11.4  Liability for Breach of Contract

If any Party hereto breaches any confidentiality provisions, it shall pay the non-breaching Party liquidated damages in the amount of RMB 10,000,000 (in words: RMB 10,000,000). The confidentiality obligation and confidentiality liquidated damages set forth in this Article are independent provisions, and shall not be calculated together with the liquidated damages under other provisions.

If the acts of the Breaching Party cause any loss to the Non- Breaching Party, in addition to bearing the liability for breach of contract in accordance with Article 9 hereof, the other Party shall be entitled to request the Breaching Party to cease such infringement, eliminate the influence and take other reasonable remedies. The Breaching Party shall also indemnify the non-breaching Party for all the losses arising out of such Breaching Party’s acts of breach.

11.5  Special Provisions

Without the written consent of the Investor, the employees of the Target Company, the Founder and the Original Shareholders shall not disclose (expressly or impliedly) the existence of this Agreement and all the schedules hereto, the contents relating to this Transaction and the details of this Transaction to any third party. If the employees of the Target Company, the Founder or the Original Shareholders breach this Article, in addition to bearing the liabilities for breach of contract in accordance with Article 9 hereof, the Investor shall have the right to request the Breaching Party to unilaterally terminate this Transaction in accordance with Article 11.2, and request the Breaching Party to cease its infringement, eliminate the influence and pay liquidated damages in the amount of 10% of the total amount under relevant contracts of the Project, and cancel all or part of the options/equity interests held by the Breaching Party based on the seriousness of the circumstances. Or take other reasonable remedies. The Founder, the Original Shareholders (if the Original Investor is not the breaching Party, other than the Original Investor) and the breaching Party shall jointly and severally indemnify all the losses caused to the Investor by such breach (including, without limitation, all the effects on the listing process of the Investor, fluctuation of the price of the Investor’s shares/equity interest, market value of the Investor and administrative punishment). If any employee of the Target Company breaches this Article, the Target Company shall bear joint and several liability for indemnification.

11.6  Anti-bribery Provisions

(a)	The Parties agree to comply with the anti- bribery laws and regulations and to act in good faith in all transactions with each other. None of the Founders, the Management Team Members or the Target Company shall offer, undertake or provide any thing of value, directly or indirectly, to the Investor or employees of the Investor or employees of its Affiliates in connection with this Agreement or any commercial transaction among the Parties, which would constitute bribery under any applicable laws or regulations, including but not limited to the Anti-Unfair Competition Law and the Criminal Law. The Parties acknowledge that they have not paid and will not pay any monies or gifts or provide any other benefits to the Investor or employees of the Investor or employees of its Affiliates.

(b)	Each Party shall promptly notify the other Party of any violation of these Articles or any applicable anti-bribery or anti-corruption laws or regulations which it becomes aware of. The Parties agree to cooperate fully with each other and with any governmental or regulatory authority in any investigations of violations of these Articles or any applicable laws or regulations.

(c)	In the event of any breach of these Articles by either Party, the non-breaching Party shall have the right immediately to terminate this Agreement and to seek any and all available remedies, including, without limitation, damages and injunctive relief.

(d)	These Articles shall survive any termination or expiration of this Agreement and shall remain in effect for a period of five (5) years.

(e)	These Articles are an essential part of this Agreement and any non-compliance with its terms shall be considered a material breach of this Agreement.

12 Taxes and Expenses

12.1  Taxes and Expenses

Unless otherwise stated in this Agreement, each Party shall pay its own Taxes payable as a result of the implementation and consummation of the transactions contemplated by this Agreement. The Investor will perform the withholding obligation in accordance with the laws. The Parties agree that the relevant taxes to be withheld will be deducted by the Investor from the Equity Purchase Price set forth in Article III hereof and the specific amount of taxes to be withheld shall be subject to the determination of the tax authority.

12.2  Costs and Expenses

Upon the consummation of this Transaction, the Investor’s total legal, financial and commercial due diligence, negotiations, closing preparation, investment advisor’s fee, financial advisor’s fee and intermediaries costs and expenses in connection with this Transaction shall not exceed RMB200,000; the portion that does not exceed RMB200,000 shall be borne by the Guarantors, and the portion that exceeds RMB200,000 shall be borne by the Investor.

13 Notices

Each notice, demand or other communication given under this Agreement shall be in writing and shall be delivered or mailed to the relevant Party at the address or email box set out below (or such other address or email box as the addressee Party has specified to the other Parties by giving a ten (10) -day prior written notice):

(a)	If to QU Wei:

Address: Room 503, Unit 4, Building 7, Block 2, Xuefu Shu Jia Yuan, Haidian District, Beijing

Phone: 13141119139

E-mail: 24932107@qq.com Eunos Road 8, Singapore Post Centre Singapore 408600

(b)	If to HUANG Guojing:

Address: Room 601, Unit 2, Building 22, Erlithuang Community, No. 10 Zhixin West Road, Haidian District, Beijing

Phone: 18668181072

E-mail: gracy930@gmail.com Eunos Road 8, Singapore Post Centre Singapore 408600

(c)	If to Beijing Hydroshang Information Consulting Center (L.P.):

Address: 183, 4/F, Block D, Building 24, No. 68 Beiqing Road, Haidian District, Beijing

Phone: 18600578705

E-mail: 24932107@qq.com Eunos Road 8, Singapore Post Centre Singapore 408600

(d)	If to Zhang Jing:

Address: G1-101, Evergrande Academy, Hongjunying Road, Chaoyang District, Beijing

Phone: 13501374863

E-mail: 6446650@qq.com Eunos Road 8, Singapore Post Centre Singapore 408600

(e)	If to Dai Zhikang:

Address: Room 1107, Tower B, K. Wah Building, No. 9 Shangdi Third Street, Haidian District, Beijing

Phone: 13911036006

E-mail: kevin@huoban.com Eunos Road 8, Singapore Post Centre Singapore 408600

(f)	If to the Investor: BAIJIAYUN Group Co., Ltd. or BaiJiaYun Group Ltd

Address: 2C-2280, Incubator 2, Beijing Zhongguancun Software Park, Dongbei Wang, Haidian District, Beijing

Phone: 15011072205

Email: hejiayue@baijiayun.com

Contact Person: He Jiayue

Each notice, request or other communication to be given or delivered pursuant to this Article 14 shall be deemed to have been received (i) if sent by registered or certified mail, on the third (3rd) business day following the date on which such notice, request or communication is deposited with the post office and a receipt is obtained from the post office, addressed to the party to whom it is addressed at its said address, (ii) if sent by courier service or personal delivery, when such notice, request or communication is delivered to the party to whom it is addressed at its said address and (iii) if given by email, when such notice, request or communication is transmitted to the party to whom it is addressed (provided that no notice of rejection has been received by the sender).

14 Governing Law and Resolution of Disputes

14.1  Governing Law

The formation, validity, interpretation and performance of this Agreement and the disputes arising hereunder shall be governed by the laws of the PRC.

14.2  Arbitration

With respect to any dispute, controversy, controversy or claim arising out of or in connection with this Agreement, including any dispute regarding the existence, validity, interpretation, performance, breach or termination of this Agreement or any non- contractual obligations arising out of or in connection with this Agreement (a “Dispute”), the parties to the Dispute shall attempt in good faith to resolve such Dispute. If such consultation fails, either party shall have the right to submit the Dispute to Shanghai International Economic and Trade Arbitration Commission (“Arbitration Commission”) for arbitration in accordance with its arbitration rules in effect at the time of applying for arbitration (as may be amended). The language of the arbitration shall be Chinese. The arbitration shall be conducted in Shanghai. The arbitration award shall be final and binding on the parties, and the parties agree to be bound thereby and to act accordingly. The fees of arbitration and the costs of enforcing the arbitration award (including witness fees and reasonable attorney’s fees) shall be borne by the failing Party, unless otherwise agreed in the arbitration award. When a Dispute occurs and when such Dispute is referred to arbitration, except for the matters under dispute, the Parties shall continue to exercise and perform their remaining respective rights and obligations under this Agreement.

15 Miscellaneous Provisions

15.1  Transfer

Unless otherwise provided in this Agreement, no Party may transfer any of its rights or obligations under this Agreement without the prior written consent of the other Parties.

15.2  Waiver

If any Party waives any of its rights, powers or remedies under this Agreement, such waiver may not be effective except by an instrument in writing signed by such Party. No failure or delay on the part of any Party to exercise any rights, powers or remedies under this Agreement shall be construed as a waiver of any of them, nor shall any single or partial exercise of relevant rights, powers or remedies preclude further exercise of such rights, powers or remedies or exercise of any other rights, powers or remedies.

15.3  Entire Agreement

This Agreement shall constitute the entire agreement among the Parties with respect to the matters set forth herein, and shall supersede any prior letter of intent, agreement, statement, undertaking or understanding reached by the Parties with respect to such matters. In the event of any conflict or discrepancy between such letter of intent, agreement, statement, undertaking or understanding and this Agreement, this Agreement shall prevail.

15.4  Appendices

The appendices shall constitute an integral part of this Agreement and shall have the same legal validity as the text of this Agreement.

15.5  Severability

In the event that any one or more provisions of this Agreement are determined to be invalid, illegal or unenforceable in any aspect in accordance with applicable Laws, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby. The Parties shall endeavor in good-faith negotiations to replace such invalid, illegal or unenforceable provisions with valid, legal and enforceable provisions, the economic effect of which shall come as close as possible to the economic effect of such invalid, illegal or unenforceable provisions. The unenforceability of this Agreement against a Party shall not affect the enforceability of this Agreement against the other Parties.

15.6  Force Majeure

In the event any objective circumstance which is unforeseeable, unavoidable and insurmountable (the “Force Majeure Event”) causes failure in the performance or delayed performance of this Agreement, the Party which incurs such Force Majeure Event shall immediately notify the other Parties by express mail or facsimile and within fifteen (15) days shall present an effective supporting document with respect to details of such Force Majeure Event and grounds for the failure to perform all or any part of this Agreement or delay in the performance of this Agreement. The Parties shall then determine whether this Agreement shall be terminated or the obligations for performance of this Agreement shall be partially exempted or the performance of this Agreement shall be delayed based on the extent of effect by such Force Majeure Event on the performance of this Agreement.

15.7  Amendment

Any amendment to this Agreement shall come into force only after a written agreement is signed by the Parties.

15.8  Counterparts

This Agreement is executed in 9 counterparts, and each Party holds one. All counterparts shall have the same legal effect. Counterparts include counterparts in paper, facsimile and electronic means, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same original document.

15.9  Further Warranties

Upon reasonable requirement of any Party, without further consideration, each other Party shall execute and deliver necessary or required additional documents, take necessary or required further legitimate actions, so that the transactions contemplated by this Agreement can be completed and effected in the quickest manner possible. With respect to all documents submitted by each Party to any governmental authority in connection with this Agreement and the transactions contemplated by this Agreement, such Party shall negotiate with the other Parties in a timely manner and provide any necessary information and materials, in particular (but not limited to), the Parties shall use reasonable and best efforts and cooperate with each other to obtain all consents required for the implementation of the transactions contemplated by this Agreement.

15.10 GOVERNMENT FORM DOCUMENT

If a short form agreement in connection with this Transaction is required to be executed by the Parties for the purpose of government filing or similar purpose, this Agreement shall prevail over such short form agreement in full, and such short form agreement may only be used for such government filing or similar purpose and shall not be used to establish or evidence the rights and obligations of the relevant Parties with respect to the matters set forth in such agreement.

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TABLE OF APPENDICES

Appendix 1	Particulars of the Target Company
Appendix 2	Target Equity Interest and Purchase Price
Appendix 3	Representations and Warranties in Relation to the Project Company
Appendix 4	Disclosure Letter
Appendix 5	List of Closing Date Deliveries
Appendix 6	Definitions and Interpretation
Appendix 7	Founders/Management Team Undertaking

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

By:	/s/ Guojing Huang
Name:	Guojing Huang

Signature Page to the Target Company Equity Acquisition Agreement

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

By:	/s/ Jing Zhang
Name:	Jing Zhang

Signature Page to the Target Company Equity Acquisition Agreement

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

By:	/s/ Zhikang Dai
Name:	Zhikang Dai

Signature Page to the Target Company Equity Acquisition Agreement

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

By:	/s/ Wei Qu
Name:	Wei Qu

Signature Page to the Target Company Equity Acquisition Agreement

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

Beijing H2DATA Co.，LTD

By:	/s/ Wei Qu
Name:	Wei Qu
Title:	Authorized Signatory

Signature Page to the Target Company Equity Acquisition Agreement

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

Beijing Qi Shang Information Consulting Center (L.P.)

By:	/s/ Wei Qu
Name:	Wei Qu
Title:	Authorized Signatory

Signature Page to the Target Company Equity Acquisition Agreement

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

BAIJIAYUN Group Co., Ltd.

By:	/s/ Gangjiang Li
Name:	Gangjiang Li
Title:	CEO

Signature Page to the Target Company Equity Acquisition Agreement

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first set forth above.

BaiJiaYun Group Ltd

By:	/s/ Gangjiang Li
Name:	Gangjiang Li
Title:	CEO

Signature Page to the Target Company Equity Acquisition Agreement

APPENDIX 1.Particulars of Target

Name of Company:	Beijing Hydrogen Metadata Information Technology Co., Ltd.
Registered Address:	Room 3206, Building 3, No. 2 Tangjialing Village South, Xibeiwang Town, Haidian District, Beijing
Incorporation Date:	2014-12-01
Registered Capital:	2.2728 million yuan
Legal Representative:	Qu Wei
Scope of Business:	Internet information services; technology development, technology consulting, technology transfer, technology services and technology promotion; data processing (excluding bank card centers and cloud computing data centers with a PUE value of 1.5 or more in data processing); sale of computers, software and auxiliary equipment, self-developed products, communication equipment, electronic products and mechanical equipment; computer animation design; industrial art design; product design; design, production, agency and release of advertisements; computer system services; basic software services, application software services; conference services; import and export of goods. (Market entities may independently select business projects and carry out business activities in accordance with the law; with respect to projects subject to approval in accordance with the law, they shall carry out business activities pursuant to the approved contents upon approval by the relevant departments; and they shall not engage in business activities of projects prohibited or restricted by the industrial policies of the State or this Municipality.)

Shareholding Structure (as of the Closing Date):	No.	Name of Shareholder	Subscribed Capital Contribution (10,000 yuan)	Shareholding Percentage
	1	Qu Wei	106.68	46.94%
	2	Beijing Qi Shang Information Consulting Center (L.P.)	66.66	29.33%
	3	Suzhou Quanchuan Investment Partnership (L.P.)	22.73	10%
	4	Huang Guojing	22.728	10%
	5	Dai Zhikang	4.55	2%
	6	Zhang Jing	3.932	1.73%
	Total		227.28	100%

APPENDIX 2.Target Equity Interest and Purchase Price

1	Equity Interest Acquired by Each Original Shareholder

Original Shareholders	Shareholdings as of the Date of this Agreement	Equity Interest Proposed to Be Transferred/Pledged
Qu Wei	1,294,100 Equity Interest (representing 56.94% of the Total Share Capital of the Target Company)	1,274,100 Equity Interest (representing 56.94% of the Total Share Capital of the Target Company)
Beijing Qi Shang Information Consulting Center (L.P.)	666,600 Equity Interest (representing 29.33% of the Total Share Capital of the Target Company)	666,600 Equity Interest (representing 29.33% of the Total Share Capital of the Target Company)
Huang Guojing	227,280 Equity Interest (representing 10% of the Total Share Capital of the Target Company)	227,280 Equity Interest (representing 10% of the Total Share Capital of the Target Company)
Zhang Jing	39,320 Equity Interest (representing 1.73% of the Total Share Capital of the Target Company)	39,320 Equity Interest (representing 1.73% of the Total Share Capital of the Target Company)
Dai Zhikang	45,500 Equity Interest (representing 2% of the Total Share Capital of the Target Company)	45,500 Equity Interest (representing 2% of the Total Share Capital of the Target Company)
Total	2,272,800 Equity Interest (representing 100% of the Total Share Capital of the Target Company)	2,272,800 Equity Interest (representing 100% of the Total Share Capital of the Target Company)

APPENDIX 3.Representations and Warranties regarding the Project Company

The Project Company and each Warrantor hereby severally and jointly represent and warrant to the Investor as follows: As of the date hereof and the Closing Date:

1. Target Equity Interest and the Project Company

(1)	The Project Company is duly incorporated and organized, and is validly existing. The Project Company has the corporate power and Governmental Approvals to own and operate its assets and to carry on its business in the same manner as it carries on its business.

(2)	Unless otherwise disclosed in the Disclosure Letter, the registered capital of the Project Company has been fully paid up, and there has been no withdrawal of capital contribution. Except for its registered capital, the Project Company has no outstanding equity securities. Except for the matters set forth herein, there are no agreements and arrangements (including options or other similar rights) whereby any persons may request the transfer of any equity interests in the Project Company, or increase or decrease of the registered capital or equity interests, or create any Encumbrance on such equity interests. On the Closing Date, the Investor will obtain good and valid title to the Equity Interest, free and clear of any Encumbrance.

(3)	With respect to the equity interests in the Target Company, there are no arrangements such as entrusted shareholding or shareholding on behalf of others, dormant shareholding, shareholding in trust or other agreements.

(4)	Unless otherwise disclosed in the Disclosure Letter, the Target Company has no subsidiaries, nor does it own any direct or indirect equity interest or other investment interest, or any rights to purchase any equity interest or other interest, including registered equity interest or beneficially owned interest, in any company, enterprise, partnership, joint venture or other entities. None of the Target Companies is a member of any partnership (or engages in any part of business through any partnership), nor is it participant in any joint venture or similar arrangement or committed to unlimited liability in any external investment.

(5)	As of February 28, 2023, the Target Company has made financial provisions for the whole business, assets, personnel and creditors’ rights and liabilities of its subsidiaries.

(6)	The equity interests held by the Seller in the Target Company are free and clear of any Encumbrances. The equity interests in the Target Company are free and clear of any Encumbrances. None of the Sellers has entered into any agreement or similar agreements with any third party relating to the voting of any equity interest or interest in the Target Company.

(7)	None of the Guarantors holds, directly or indirectly, any equity interest in any person, which carries on any business the same as or similar to that of the Project Company. None of the Guarantors and, to the knowledge of each of the Guarantors, none of the founder and the management team of the Project Company, directly or indirectly: (i) engages, for itself or for any other person (other than the Project Company), in any business the same as or similar to or directly or indirectly competing with that of the Project Company; (ii) is employed by or provides any service for any entity which carries on such business.

2. Compliance with Laws

(1)	The business and operation of the Project Company is currently and has been conducted in compliance in all respects with applicable Laws, including those providing for business, licenses, reporting obligations, social security and employment, environment, labor, employee health and safety, data security, protection of personal information and anti-corruption activities. The Project Company is not in default under any order, decree or judgment of any court or any governmental authority, nor has it received any notice of any violation, inquiry, order, investigation or penalty in respect of its business operation from any governmental authority.

(2)	The Project Company has all Governmental Approvals necessary for operation of its business. Those Governmental Approvals are valid and subsisting. There is no fact or circumstance which may lead to the suspension, revocation or non-renewal of such Governmental Approvals. The photocopies of all the Governmental Approvals owned by the Project Company have been provided to the Investor.

3. Financial Matters

(1)	The Project Company shall have provided the Investor with (i) the Project Company’s unaudited balance sheets for 2020, 2021 and 2022 and related statements of income and cash flows for such years (“Recent Three-Year Financial Statements”); and (ii) the Project Company’s unaudited balance sheet as of February 28, 2023 (“Management Account Date”) and related statements of income and cash flows corresponding thereto, and the balance sheet as of the end of the latest month prior to the Closing Date and related statements of income and cash flows corresponding thereto (“Interim Financial Statements”, together with the “Recent Three-Year Financial Statements”, “Management Accounts”). Except as otherwise indicated in the notes thereto, the Management Accounts (i) have been prepared in all respects in accordance with the PRC GAAP applied on a consistent basis, except that the Interim Financial Statements are subject to year-end adjustments consistent with past practices (but such Interim Financial Statements are not misleading in any material respect, and do not materially overstate the value of the assets as of their respective preparation date or materially understate the liabilities of the Project Company as of their respective preparation date or materially overstate the profits of the Project Company for the periods applicable thereto), (ii) fairly present in all respects the financial condition, operating results and cash flows (as the case may be) of the Project Company on or for the period as of the relevant Management Accounts, and (iii) correspond in all respects with the books and records of the Project Company. All such books and records are accurately recorded in all respects and have been maintained in accordance with the PRC GAAP and applicable Laws.

(2)	The Project Company has no liability, claim, commitment, liability or obligation of whatever nature, whether known, unknown, definite, occurring, contingent or otherwise, or whether due or to become due, asserted or unasserted, except as disclosed or reserved for in the Management Accounts before the Management Accounts Date (to the extent required), incurred in the ordinary course of business based on the past practice of business operation of the Project Company after the Management Accounts Date, and there shall be no adverse effect on the Project Company. The Project Company has not provided any guarantee (including, without limitation, suretyship guarantee) in any form to any persons or created any Encumbrance or made such covenant over any of its assets for the benefit of any other persons.

4. Assets

(1)	The assets included in the Management Accounts and those acquired by the Project Company from the Management Accounts Date are the properties owned or controlled by the Project Company. The Project Company has ownership and legal right to use those assets currently used in its operation of current and/or proposed business.

(2)	The Project Company does not own any land, building or premises. The premises used by the Project Company are leased from a third party, and the Project Company is in compliance with such leases and holds valid and enforceable leasehold interests on such premises, free of any Encumbrance. The Project Company has not leased, subleased or subleased any land, building or premises to any third party. Unless otherwise disclosed in the Disclosure Letter, the Project Company has no other constructions under construction.

(3)	Unless otherwise disclosed in the Disclosure Letter, the Project Company has no other commitment, obligation or liability concerning purchase, lease or repurchase of land, real estate, material machinery and equipment and other assets.

(4)	The products sold by the Project Company in its business are in substantial compliance and have always been in substantial compliance with all applicable laws as well as warranties, promises or confirmations on all aspects of such products.

(5)	The Project Company lawfully owns and has the right to use all intellectual property used by it and has taken appropriate measures to protect the legality, validity, completeness and security of such intellectual property (including completing relevant registration, filing and renewal formalities in due time in accordance with law); the Project Company holds valid, binding and enforceable license to use any necessary intellectual property of third parties for the operation and maintenance of its business, and the Project Company’s ability to use such intellectual property of third parties will not be affected by the transactions contemplated in the Transaction Documents.

(6)	The Project Company has provided a complete list of all intellectual property (including patents, trademarks, copyrights and domain names) it uses and has provided all details in relation to the process of patents and trademarks registration applications and objections raised by third parties.

(7)	The Project Company owns all intellectual property in and on various products such as data analysis reports and other products it supplies to clients.

(8)	The Project Company has not infringed upon any intellectual property of others and has not received any claim from a third party that it has infringed upon its intellectual property, and there is no pending dispute or judicial proceeding in respect of intellectual property; unless otherwise disclosed in the Disclosure Letter, to the knowledge of each of the Guarantors, no other person is infringing, infringing, misappropriating or misappropriating the intellectual property of the Project Company. The Project Company has taken reasonable protection measures against infringement by any other person of its intellectual property such as the trade name, trademark, copyright, patent or domain name, including, without limitation, issuance of an attorney’s letter to the counterparty, initiation of legal proceedings, raising of objection or applying for administrative review and so on.

(9)	The Project Company has not granted any license or other right in relation to any intellectual property to any third party. The Project Company has taken reasonable measures, in accordance with normal industry practice, to keep the trade secrets and other confidential Intellectual Property used by it in connection with the business confidential. There is no infringement by any persons upon any material trade secrets or other material intellectual property of the Project Company.

(10)	The Project Company has taken adequate and proper measures for protection of the privacy of client information in accordance with applicable laws.

(11)	The assets of the Project Company and the facilities and services over which the Project Company has control include all rights, properties, assets, facilities and services necessary or advisable to carry out the business of the Project Company in the current manner and to enable the Project Company to continue to carry out the business in the same manner in all material respects after the closing.

5. Information Technology

(1)	The internal IT system is owned by the Project Company or has been properly licensed or leased to the Project Company. The Project Company has not committed any breach of contract under any of the above licenses or leases. The Project Company is not aware of any reason for possible termination of the above licenses or leases.

(2)	The internal IT system and the Project Company’s user manual and automation data are maintained and operated by the Project Company. The internal IT system consists of the assets that only the Project Company has the right to control.

(3)	The internal IT system has not experienced any serious failure or random code of the data it processes. There is no unauthorized access to the internal IT system, nor will there be any downtime without consent from the internal IT system operator.

(4)	The Project Company has taken precautionary measures, in accordance with the industry practice, to preserve the fitness, security and completeness of the internal IT system and the data and information in its memory. The project company has no data leakage, theft or falsification.

6. Contracts and Transactions

(1)	The Investor has been provided with copies of all material contracts signed by or binding upon the Project Company. All the material contracts are valid and enforceable. The Project Company has duly performed and complied with such material contracts, and there are no causes for termination of such material contracts. None of the parties to each Material Contract has breached such Material Contract or expressed an intention to terminate such Material Contract prior to the expiration of the term of such Contract.

(2)	The performance of this Transaction, changes in the equity interests, directors, supervisors or senior officers of the Target Company will not result in the termination of the Material Contracts of the Project Company or materially and adversely affect the rights of the Project Company or result in that the key customers or suppliers of the Project Company will not continue to be the same customers or suppliers to the same extent and nature prior to this Transaction.

(3)	Unless otherwise disclosed in the Disclosure Letter, none of the affiliates of the Project Company holds any equity interest in any person with which the Project Company has a business relationship. The existing connected transactions: (i) are necessary and genuine commercial intention, (ii) do not prejudice the legitimate rights and interests of the Project Company, (iii) are fairly priced, and (iv) comply with applicable Laws and Regulations. Except for the Project Company, the Guarantors hold no other entity, whose business competes with or is similar to that of the Project Company.

(4)	Within the twelve (12) months prior to the date of this Agreement, no customer or supplier of the Project Company which may have material impact on the revenue or costs, where the case may be, of the Project Company has fully or partially stopped or expressed the intention to fully or partially stop trading with the Project Company, and to the Knowledge of the Guarantors, such customers or suppliers have no possibility to stop trading with the Project Company (whether due to the Proposed Transaction, the performance of any other terms of this Agreement or any other reason), except for termination due to expiry of contracts or the termination of transactions due to reasons of the customers’ own business and operation.

7. Taxes, Records and Tax Filings

(1)	All tax filings in respect of the Project Company required to be filed have been filed by the Project Company within the time limit in accordance with applicable Laws and have been properly completed; all such tax filings are true, accurate and complete in all material respects, and there is no false and false information contained in such tax filings in respect of the amount of payable taxes, applicable tax rates and permitted pre-tax deductible items. All Taxes (including those to be withheld) shown to be due and payable in such tax filings have been fully paid or relevant reserves have been made; none of the tax filings of the Project Company has been audited by any governmental authority or any legal proceedings relating to taxation have been brought against such audited or legal proceedings, and none of such audit or legal proceedings has been threatened. The Project Company is not subject to any penalty in respect of taxation, and there is no unsettled or expected litigation or dispute in respect of taxation, nor is it in arrears of any taxation or any other violation of laws and regulations in respect of taxation.

(2)	The Project Company holds and retains all necessary records, registrations and documents required by applicable tax laws of the PRC or any other jurisdiction in which it operates or to evidence its compliance with such tax laws and regulations. The Project Company has also complied with applicable tax laws in other aspects of its operation.

(3)	All tax refunds received by the Project Company are legally enjoyed by it, and have been verified and verified by the local competent tax authority. The Project Company obtains and uses tax preference and financial subsidies in compliance with applicable laws and requirements for incidental obligations.

(4)	The Project Company has not carried out any transaction or entered into any contract for purpose of illegal tax evasion.

(5)	Neither the execution nor the performance of the transaction contemplated will lead to cancellation or reduction of the tax treatments, preferences or exemptions enjoyed by the Project Company.

8. No Material Adverse Effect

Since the Management Accounts Date, no material adverse change has occurred to the Project Company, and no event, fact or matter has occurred which may lead to any such change. Since such date, the Project Company has carried out its business in the ordinary and ordinary course, and in such course has operated its business in the manner consistent with its past practice and prudent commercial practices. The Project Company has adequate capital and capacity for normal business operation.

9. Employee Relations and Compliance

(1)	All of the employees of the Project Company have entered into labor contracts with the Project Company, and such contracts are valid, binding and enforceable.

(2)	There is no material dispute pending or threatened to occur by the Project Company in connection with its employment of labor. None of the Project Company is threatened by strikes, work stoppages or other material labor disputes.

(3)	The Project Company has complied in all material respects with all applicable Laws governing all matters relating to employees, employee benefits and labor services of the Project Company. The Project Company pays social insurance premiums and housing fund contributions for all of its employees and complies with the minimum standards required by applicable PRC Laws. Unless otherwise disclosed in the Disclosure Letter, there is no outstanding, delayed or incomplete payment of social insurance premiums and housing fund contributions due and payable by the Project Company.

(4)	The Management is not subject to, and to the knowledge of each Warrantor, the founder and the management team of the Project Company are not subject to, any non-compete obligation owed to a third party.

(5)	Unless otherwise disclosed in the Disclosure Letter, no director or employee of the Project Company owes any loan or has any other financial liability to the Project Company.

(6)	To the knowledge of each Warrantor, none of the founder or the management team of the Project Company intends to terminate their employment with the Project Company, nor does the Project Company intend to terminate the employment of the aforementioned employees.

(7)	None of the Project Company, the Guarantors and the Management Team has violated any confidentiality agreement or any other confidentiality or similar obligation with any third party (including, without limitation, with his or her former employer in the case of any individual), and none of the Project Company, the Guarantors and the Management Team has entered into any non-compete and non-compete agreement with any third party (including, without limitation, with his or her former employer in the case of any individual) or owes any non-compete and non-compete obligations or similar obligation to any third party.

(8)	Unless otherwise disclosed in the Disclosure Letter, the Company has not formulated or committed to introduce any other equity incentive plan, equity option plan, or profit sharing, bonus, commission or other such incentive plan for all or any of its directors, Senior Officers or other employees.

10. Claims and Procedures

(1)	To the best efforts of the Guarantors, to the best of their knowledge, unless otherwise disclosed in the Disclosure Letter, no litigation, action, arbitration, other legal or administrative proceedings or governmental investigation is pending between the Project Company and the Guarantors. The Project Company, the Founder and the management are in good standing and are not involved in any pending litigation, action, arbitration or other legal or administrative proceedings, or subject to any governmental investigation, or any outstanding judgment, award or decision or any pending litigation, action, arbitration or other legal or administrative proceedings or governmental investigation or governmental investigation, to which they are aware. None of the directors, supervisors, senior officers, legal representative or management team of the Project Company is involved in or has been notified that it is a subject of any claim, where such claim has had or may have a material adverse effect on the Project Company.

(2)	No Project Company has received any administrative order for its dissolution or passed any resolution in such a case. No seizing, freezing or other enforcement procedure has been enforced on the assets of the Project Company. There is no circumstance where the Project Company is insolvent or unable to pay its debts due. No Project Company has received any notice that anyone has filed any application to any court for the issuance of an order that declares its bankruptcy, or that such order is in the issuance or pending stage. No Project Company has taken any steps to seek protection from any bankruptcy law, nor does it know or has any reason to believe that its creditor intends to initiate compulsory bankruptcy proceedings, nor is it aware of any fact that in reasonable judgment may lead a creditor to initiate compulsory bankruptcy proceedings.

11. Minutes of Meeting

The Investor has been provided with copies of the resolutions of the board of directors or decisions of the executive director and the minutes of the shareholders’ (general) meetings of the Project Company in the last three years, including all resolutions adopted in writing without convening a meeting by the directors and shareholders of each Project Company. Such minutes accurately reflect in all material respects all actions that may be taken by the board of directors (and committees of the board of directors) and shareholders of each Project Company with respect to all transactions referred to therein.

12. Insolvency

No application has been filed by any person with any governmental authority for the order of the dissolution, liquidation or closedown of the Project Company, and no governmental authority has issued any such order or approved any liquidation procedure relating to the Project Company. No liquidation committee has been appointed in respect of the Project Company. Neither the Project Company nor any of its creditors has applied to any people’s court for any order that declares the Project Company bankrupt, and no people’s court has issued such order. No person has proposed, approved or approved any debt restructuring for the payment of the debts of the Project Company, any contractual arrangement concerning the affairs of the Project Company, or any compromise or arrangement between the Project Company and its debtors and/or shareholders or any tier of debtors and/or shareholders. No execution or other procedures have been imposed upon or applied for, in whole or in part of the property, assets and/or business operation of the Project Company.

13. Insurance

The Project Company has covered and maintained valid workers’ compensation insurance and other insurances for its properties, employees, operation and/or business. The exclusion from the coverage of insurance of certain properties and inventories of the Project Company has not and will not have material adverse effect on any Project Company.

14. Disclosure

The representations, warranties or statements made by each Guarantor in the appendices, exhibits and the Guarantors’ Warranties provided by each Guarantor to the Investor and the information or materials provided to the Investor in connection with the due diligence conducted by the Investor on each Warrantor or the preparation of this Agreement are true, accurate and not misleading in all material respects, and there is no false information, and there is no matter, which should be disclosed but is negligent in disclosing, that would have material losses of, or material adverse effect on, the Project Company. To the Knowledge of the Guarantors, no fact or matter exists which may reasonably be expected to cause any Material Adverse Change on the Project Company.

APPENDIX 4.Disclosure Schedule

Unless otherwise defined in this letter, the defined terms under the Equity Acquisition Agreement shall have the same meanings when used in this letter and the rules of interpretation set forth in the Equity Acquisition Agreement shall be applicable to this letter.

The representations, warranties and covenants made by the Founder/Guarantors under the Equity Acquisition Agreement shall be subject to the matters disclosed in this letter, and none of the Founder/Guarantors shall be held in breach of such representations, warranties and covenants. The description of the relevant matters in this letter is true, accurate and complete, does not have any material omission and is not misleading in any material respect.

1.	General Matters

All information contained in, referred to or disclosed in the following documents shall be deemed as having been fully and completely disclosed to the Investor:

(a)	All documents and matters referred to in the Equity Acquisition Agreement and its annexes (including but not limited to connected transactions, business contracts, shareholding of shareholders, etc.);

(b)	The accounts of the Target Company (including all audit reports and financial statements and notes therein);

(c)	The information kept and registered by the Market Supervision Bureau or similar functional department which has the authority to take charge of the industrial and commercial registration of the Target Company and is in relation to the approval and registration of the Target Company; the information kept and registered with the intellectual property registration authority and is in relation to the registered intellectual properties of the Target Company; the information publicly disclosed by other governmental authorities and courts or publicly accessible through public channels;

(d)	The constitutional documents and statutory books of the Target Company.

2.	Specific Matters

The specific matters are hereby disclosed as follows. In the table below, the terms referred to under the column of “Representations and Warranties” mean the terms relating to the representations and warranties made by the Founder/Guarantors to the Investor as set forth in Appendix 3 to the Equity Acquisition Agreement; and the specific disclosure matters are listed under “Disclosure Matters”. For the avoidance of doubt, notwithstanding the following specific disclosure matters relate to the terms listed under “Representations and Warranties”, they shall generally apply to all the relevant representations, warranties and covenants made by the Founder/Guarantors in the Equity Acquisition Agreement and all documents referred therein.

APPENDIX 5. List of Closing Date Deliveries

The Founder shall deliver, or cause to be delivered, the original and originals (if applicable) of the following documents to: the Investor or the Investor’s designee (s) on the Closing Date:

(a)	Resolutions of the board of directors and shareholders’ meeting of the Target Company on the approval of this Transaction, the Articles of Association and appointment of the directors, supervisors and senior officers nominated by the Investor;

(b)	The updated shareholders’ register after the consummation of this Transaction affixed with the common seal of the Target Company, in which the Investor has been recorded as the holding shareholder of the Target Equity Interest and the investment certificate evidencing that the Investor has been the holding shareholder of the Target Equity Interest, or the VIE agreement has been duly executed (power of attorney, equity pledge agreement, exclusive purchase agreement, registration of industrial and commercial pledge and all other documents);

(c)	The project company’s common seal, contract seal, invoice seal, finance seal, personal seal, original and duplicate of business license, bank seal, USB shield for the bank account, and original of other licenses and seals;

(d)	Capital Verification Report of the Project Company (change of registered capital from its incorporation to the present and relevant information);

(e)	Accounting voucher, cash account, bank account, subsidiary account, general ledger, financial statement, tax return, bank statement, balance reconciliation, audit report and appraisal report of the Project Company;

(f)	Minutes or resolutions of the board of directors or records of the shareholders’ meeting of the Project Company;

(g)	Bank loan contract and security contract of the Project Company;

(h)	Title certificates for all fixed assets of the Project Company (vehicle licenses, real estate ownership certificates, land use right certificates, construction planning permits, land use planning permits, project approval documents, if any);

(i)	Original registrations and certificates for all intellectual properties of the Project Company, including trademarks, copyrights, domain names etc.;

(j)	The adjustment of organizational structure of the Project Company is completed, the employees of the Project Company shall remain at their posts, and the reporting person of the financial, administrative, human resources, legal personnel and other functional departments of the Project Company shall be changed to head of the relevant department where the Investor is located; and

(k)	The closing confirmation letter dated as of the Closing Date signed by the Target Company and each Warrantor confirming the satisfaction of all conditions precedent to the Closing, and attaching written evidence of the satisfaction of the conditions to the Closing under Section 4.4 hereof (if not previously provided).

APPENDIX 6.DEFINITIONS AND INTERPRETATION

(1)	Definitions

“Liabilities” means, with respect to any Person, all actual or possible debts and other liabilities of other nature of such Person, regardless of whether their nature is required to be disclosed in the accounts of such Person or not.

“Registration of Change/Pledge” means the registration or filing procedures with the Market Regulatory Bureau in connection with (i) the change of the shareholder of the Target Equity Interest in the Target Company from the original shareholder to the Investor or pledge of the unchanged equity interest to the Investor as required by the Investor; and (ii) other registration procedures for change with the applicable administration for industry and commerce in connection with this Transaction (including registration/filing procedures for amendment to the Articles of Association and the establishment or election of the Target Company’s board of directors in accordance with the Transaction Documents), as well as the obtaining of the new business license or the filing notice issued to the Target Company by the Market Regulatory Bureau.

“Business Day” means any day other than a Saturday, Sunday, statutory holiday or other day on which commercial banks in the PRC are not open for business.

“Management Team” means Shen Xin, Zhang Shengbing and Zeng Jie.

“Affiliate” of a person (the “principal”) means, (i) if such principal is not an individual, another Person that directly or indirectly controls, is controlled by, or is under common control with the principal, or constitutes an Affiliate of such principal as provided for in the Accounting Standard for Business Enterprises No. 36 – Disclosure of Related Parties, and (ii) if such principal is an individual, another Person directly or indirectly controlled by the principal (excluding any individual) or the immediate family of the principal.

“Management” means Qu Wei, Shen Xin, Zhang Shengbing and Zeng Jie.

“Connected Transaction” means any transaction (except for any transaction between the Project Company) between the Project Company and (i) any of the original shareholders/Guarantors and directors; (ii) senior officers of the Project Company; (iii) the Affiliates of the Persons referred to in paragraph (i) above, but excluding the labor remunerations paid by the Project Company to such original shareholders/Guarantors, directors and senior officers.

“Transition Period” means the period from the date hereof to the date on which all Closing matters set forth in this Agreement are completed.

“Project Company” means the Target Company and all of its direct or indirect controlled subsidiaries/branches and any other subordinate enterprises controlled by it.

“Transaction Document” means this Agreement and any other documents relating to this Agreement, which are entered into or initialled by any of the Parties or their Affiliates on the date of this Agreement in a form agreed by the Parties.

“Immediate Family” of a natural person means his/her spouse, parents, children, brothers, sisters, grandparents and grandchildren.

“Control” of a Person means (i) ownership of more than 50% of the equity interest or other equity interest or registered capital of such Person; or (ii) the power to direct the management and policies of such Person, whether through the exercising of more than 50% of the voting power of such Person or by proxy, through the power to appoint a majority of the members of the board of directors or similar governing body of such Person, through contractual arrangements or otherwise. For the purpose of this definition, “Person” does not include an individual.

“Encumbrance” means (i) mortgage, pledge, lien, other security interest, priority, voting trust or restriction on transfer in respect of certain Property; (ii) compulsory measures such as seizure, attachment, freezing etc. on certain Property; and (iii) claims for title, occupation, use, disposal or proceeds of certain Property, granted to any person or arising from contractual or statutory reasons.

“Person” means any individual, corporation, enterprise, partnership, trust, government, governmental department, agency or any other entity.

“Market Supervision Bureau” means the State Administration for Market Regulation of the PRC or its local counterpart.

“Applicable Law” or “Law” means, with respect to a Person, any public, valid and applicable treaty, law, administrative regulation, local regulation, rule, judicial interpretation, judgment, ruling, arbitration award and other regulatory document, which is applicable to such Person or binding upon such Person or its assets.

“Tax” means any form of taxation and similar charge imposed, withheld or assessed by a central or local government in the PRC or other jurisdiction, together with any interest, penalties, surcharges, overdue fines or fines relating thereto. Taxes “” Taxation “” Taxes “or” Taxes “used in this Agreement shall be construed in the same manner as Taxes unless otherwise specified.

“Claim” means any claim, legal action, audit, inquiry, investigation, demand, notice of violation, proceeding or arbitration, whether civil, criminal, administrative or otherwise.

“Yuan” means, unless otherwise specified, Renminbi Yuan, the lawful currency of the PRC.

“Governmental Authority” means a government or political subdivision thereof, department of a government or political subdivision thereof, court and the regulatory body of any stock exchange, in each case having competent jurisdiction.

“Governmental Approvals” means rights, licenses, permits, approvals, exemptions, consents and authorizations granted by, and registrations and filings with, Governmental Authorities.

“Intellectual Property Rights” means patents, trademarks, service marks, registered designs, domain names, utility models, copyrights, inventions, confidential information, trade secrets, proprietary manufacturing processes and equipment, brand names, database rights, and business names and other similar rights in any country, and all interests in any of the foregoing (whether or not registered or recorded and shall include applications for the grant of the foregoing and the right to apply for the grant of the foregoing anywhere in the world).

“PRC” means the People’s Republic of China, and for the purpose of this Agreement only, excludes the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“GAAP” means the generally accepted accounting principles applicable to businesses in the United States of America for the time being.

“Assets” means all tangible or intangible assets, rights and privileges of whatsoever nature (including rights with respect to Intellectual Property Rights).

“Subsidiary” means, with respect to a Person, any other Person (excluding any natural Person) that is directly or indirectly Controlled by such Person as of or after the date hereof.

“Material Adverse Effect” or “Material Adverse Change” means the occurrence or non-occurrence of any events, circumstances or events that, individually or in the aggregate with other events, circumstances or events, (i) is or reasonably would be expected to have an adverse effect on the business, operation, development, assets, properties, qualification, prospects, financial condition or results of operation of the Project Company in excess of RMB 200,000; or (ii) results in or reasonably would be expected to result in a 5% impairment of net assets or 5% decrease in revenue on a consolidated basis of the Target Company; or (iii) results in or reasonably would be expected to have material adverse effect on the ability of the Original Shareholders to perform its obligations hereunder.

“Material Contracts” means the following contracts executed by it that have not been fully performed or are subject to pending dispute: (a) contracts with an amount in excess of RMB500,000 entered into other than in its ordinary course of business; (b) any agreements relating to related party transactions (excluding any employment agreement with any shareholder, director, senior employee or the above persons, confidentiality agreement and non-competition agreement consistent with normal business practice); (c) joint venture contract, partnership contract, shareholders agreement, strategic cooperation or alliance agreement; (d) loan or other financing contract, guarantee contract; (e) contracts relating to the acquisition of any entity or a material portion of its assets or the disposal of all or a material portion of its assets; (f) any contracts with an amount in excess of RMB1 million or with an outstanding term in excess of twelve (12) months; (h) any other agreements, which are material to its business, financial condition or operation results; and (i) leases in relation to land, buildings or premises.

(2)	Interpretation

(a)	The phrase “directly or indirectly” means directly or indirectly through an Affiliate or through contractual or other arrangements.

(b)	To the best of the knowledge of a person means the actual knowledge and the constructive knowledge of the person concerned (after due and careful enquiry).

(c)	Headings are for convenience only and shall not affect the interpretation of the provisions of this Agreement.

(d)	“Including” and similar expressions shall be construed as “including without limitation”.

(e)	Any reference to any statute or statutory provision is a reference to that statute or statutory provision as it may have been, or may from time to time be, amended, modified, consolidated or re-enacted.

(f)	Any reference to one gender includes all genders.

(g)	Any reference to any Non-PRC Language in any action, remedy, method of conducting judicial proceedings, legal document, legal status, forum, official or any other legal concept shall be deemed to include the legal concept which most nearly corresponds to the relevant Non-PRC Language under the PRC Law; and

(h)	Any reference to this Agreement shall be deemed to include the Schedules and Exhibits hereto which form an integral part of this Agreement.

APPENDIX 7.FOUNDER UNDERTAKING LETTER

I undertake to exercise due diligence and diligence for the business development of the Target Company and the Group Companies, shall dedicate all of my working time and energy to the Target Company and the Group Companies, shall enter into an employment contract with the Target Company for a term of no less than five (5) years after the expiration of the Performance Undertaking Period, and shall not hold any concurrent position at any other company or organization other than the Target Company and the Group Companies. I shall also undertake to be an employee of the Target Company for the duration of its existence, and shall dedicate 100% of my time and energy to the service of the Target Company. I further undertake that during the period that I am at the service of or am a shareholder of the company and subject to the consent of the Investor as defined in the Cooperation Agreement, within five (5) years after the date (i) I cease to be a shareholder of the Company (if applicable), or (ii) no longer hold any position in the Company, or (iii) no longer hold equity/shares in the Investor (starting from the later of (i), (ii) and (iii))， I shall not, directly or indirectly, engage or participate directly or indirectly in any production or operation activities the same as, similar to or otherwise competing with the principal business of the Target Company (including but not limited to, directly or indirectly, establishing or investing in, in any form, any competing company or entity the same as or similar to the business in which the Target Company and the Group Companies operate), hold any post in or cooperate with any economic entity that is or potentially competes with the Target Company and the Group Companies, hold any interest (including without limitation equity interest) in any economic entity that is or potentially competes with the Target Company and the Group Companies, accept any employment by any competitor of the Target Company and the Group Companies or provide any form of service for any competitor or any individual connected with such competitor, and shall not directly or indirectly solicit or employ the employees of the Target Company and the Group Companies to work for them in any form or induce such employees to be employed by other companies or entities. Subject to the consent of the Investor as defined in the Cooperation Agreement, all intellectual property belonging to me within two years of my departure from the company that I am working for shall become vested in and belong to the company, and I shall transfer and cause the company to obtain said intellectual property for nil or substantial nil consideration.

I confirm that the shares of BaiJiaYun Group Ltd held by me are based on my past contribution to the Company and that important supplements and compensations to salary system, overtime system, commission system, performance bonus system, year-end bonus system, non-compete payment system, social insurance fund system or welfare and subsidy system, have included the compensation for the management team during the non-compete period. If the Investor or the Target Company requests me to perform the non-compete obligations, no corresponding non-compete compensation shall be paid in accordance with other agreements or provisions. If the Investor or the Target Company is required to pay corresponding non-compete compensation in accordance with relevant laws, the Investor agrees to refund such non-compete compensation to the Investor.

If I breach the above non-competition obligations, the Investor shall have the right to request the Investor to pay compensation of RMB30 million to the Investor in accordance with the impact of my breach, and the Investor shall have the right but not the obligation to repurchase such equity/shares of the Investor or the Project Company held by me at the cost price of the shares or at the lowest price permitted by the law. If I resign during the Performance Undertaking Period without the prior written consent of the Investor, for each year of early resignation, the Investor shall have the right to recover one-third of the shares of the Listed Company acquired by me in accordance with this Agreement and the purchase designated by the Original Shareholders or return equivalent cash to the Investor; if any Founder resigns within 3 years after the expiration of the Performance Undertaking Period, the Founder shall pay liquidated damages of RMB2 million to the Investor for each year of early resignation to the Investor; if the liquidated damages are insufficient to cover the losses suffered by the Investor, I shall indemnify the Investor for all the losses suffered thereby.

Covenantor (signature and fingerprint):

/s/ Wei Qu

Date: March 30, 2023

Management Team Undertaking Letter

I undertake to act diligently and diligently for the business development of the Target Company and the Group Companies, shall devote all of my working time and energy to the Target Company and the Group Companies, shall enter into an employment contract with the Target Company for a term of no less than three (3) years after the expiration of the Performance Undertaking Period, and shall not hold any concurrent position at any other company or organization other than the Target Company and the Group Companies. I also undertake to continue as an employee of the Target Company and devote one hundred percent (100%) of my time and energy to serve the Target Company on a full time basis for the duration of my employment with the Target Company. I further undertake that during the period that I serve the company or act as a shareholder of the company and subject to the consent of the Investor as defined in the Cooperation Agreement, within three (3) years after the date (i) I cease to be a shareholder of the Company (if applicable), or (ii) no longer hold any position in the Company, or (iii) no longer hold equity/shares in the Investor (starting from the later of (i), (ii) and (iii)), I shall not, directly or indirectly, engage or participate directly or indirectly in any production or operation activities the same as, similar to or otherwise competing with the principal business of the Target Company (including but not limited to, directly or indirectly, establishing or investing in, in any form, any competing company or entity the same as or similar to the business in which the Target Company and the Group Companies operate), hold any post in or cooperate with any economic entity that is or potentially competes with the Target Company and the Group Companies, hold any interest (including without limitation equity interest) in any economic entity that is or potentially competes with the Target Company and the Group Companies, accept any employment by any competitor of the Target Company and the Group Companies or provide any form of service for any competitor or any individual connected with such competitor, and shall not, directly or indirectly, solicit or employ the employees of the Target Company and the Group Companies to work for them in any form or induce such employees to be employed by other companies or entities. Subject to the consent of the Investor as defined in the Cooperation Agreement, all intellectual property belonging to me within two years of my departure from the company that I am working for shall become vested in the company, and I shall transfer and cause the company to obtain said intellectual property for nil or substantial nil consideration.

I confirm that the shares of BaiJiaYun Group Ltd held by me are based on my past contribution to the company and are subject to salary system, overtime system, commission system, performance bonus system, year-end bonus system, non-compete payment system, social insurance fund system or welfare and subsidy system, and other important supplements and compensations, which have included the compensation for the management team during the non-compete period, that no non-compete compensation shall be paid pursuant to other agreements or provisions if the Investor or the Target Company requests me to perform non-compete obligations. If the Investor or the Target Company is required to pay any non-compete compensation in accordance with relevant laws, I agree to refund such non-compete compensation to the Investor.

I have, through the Founder, understood all the agreements and undertakings made to the Management Team as set forth in the Agreement for Purchase of Equity Interests in Beijing Hydrogen Data Information Technology Co., Ltd., if I breach the above non-competition obligations, the Investor shall have the right to request the myself to pay compensation of RMB30 million to the Investor and the Investor shall have the right but not the obligation to repurchase such equity/shares of the Investor or the Project Company by obtaining such shares at the cost price of the shares or at the lowest price permitted by law. If I resign during the Performance Undertaking Period without the prior written consent of the Investor, the Investor shall have the right to recover one third of the shares of the Listed Company acquired by me in accordance with this Agreement and the purchase designated by the Original Shareholders or return equivalent cash to the Investor for each year of early resignation; if I resign within 3 years after the expiration of the Performance Undertaking Period, I shall pay the Investor liquidated damages of RMB1 million for each year of early resignation; if the liquidated damages are insufficient to cover the losses of the Investor, I shall indemnify the Investor for all the losses suffered thereby.

Covenantor (Signature and Seal):

/s/ Zeng Jie

Date: March 30, 2023

Management Team Undertaking Letter

I undertake to act diligently and diligently for the business development of the Target Company and the Group Companies, shall devote all of my working time and energy to the Target Company and the Group Companies, shall enter into an employment contract with the Target Company for a term of no less than three (3) years after the expiration of the Performance Undertaking Period, and shall not hold any concurrent position at any other company or organization other than the Target Company and the Group Companies. I also undertake to continue as an employee of the Target Company and devote one hundred percent (100%) of my time and energy to serve the Target Company on a full time basis for the duration of my employment with the Target Company. I further undertake that during the period that I serve the company or act as a shareholder of the company and subject to the consent of the Investor as defined in the Cooperation Agreement, within three (3) years after the date (i) I cease to be a shareholder of the Company (if applicable), or (ii) no longer hold any position in the Company, or (iii) no longer hold equity/shares in the Investor (starting from the later of (i), (ii) and (iii)), I shall not, directly or indirectly, engage or participate directly or indirectly in any production or operation activities the same as, similar to or otherwise competing with the principal business of the Target Company (including but not limited to, directly or indirectly, establishing or investing in, in any form, any competing company or entity the same as or similar to the business in which the Target Company and the Group Companies operate), hold any post in or cooperate with any economic entity that is or potentially competes with the Target Company and the Group Companies, hold any interest (including without limitation equity interest) in any economic entity that is or potentially competes with the Target Company and the Group Companies, accept any employment by any competitor of the Target Company and the Group Companies or provide any form of service for any competitor or any individual connected with such competitor, and shall not, directly or indirectly, solicit or employ the employees of the Target Company and the Group Companies to work for them in any form or induce such employees to be employed by other companies or entities. Subject to the consent of the Investor as defined in the Cooperation Agreement, all intellectual property belonging to me within two years of my departure from the company that I am working for shall become vested in the company, and I shall transfer and cause the company to obtain said intellectual property for nil or substantial nil consideration.

I confirm that the shares of BaiJiaYun Group Ltd held by me are based on my past contribution to the company and are subject to salary system, overtime system, commission system, performance bonus system, year-end bonus system, non-compete payment system, social insurance fund system or welfare and subsidy system, and other important supplements and compensations, which have included the compensation for the management team during the non-compete period, that no non-compete compensation shall be paid pursuant to other agreements or provisions if the Investor or the Target Company requests me to perform non-compete obligations. If the Investor or the Target Company is required to pay any non-compete compensation in accordance with relevant laws, I agree to refund such non-compete compensation to the Investor.

I have, through the Founder, understood all the agreements and undertakings made to the Management Team as set forth in the Agreement for Purchase of Equity Interests in Beijing Hydrogen Data Information Technology Co., Ltd., if I breach the above non-competition obligations, the Investor shall have the right to request the myself to pay compensation of RMB30 million to the Investor and the Investor shall have the right but not the obligation to repurchase such equity/shares of the Investor or the Project Company by obtaining such shares at the cost price of the shares or at the lowest price permitted by law. If I resign during the Performance Undertaking Period without the prior written consent of the Investor, the Investor shall have the right to recover one third of the shares of the Listed Company acquired by me in accordance with this Agreement and the purchase designated by the Original Shareholders or return equivalent cash to the Investor for each year of early resignation; if I resign within 3 years after the expiration of the Performance Undertaking Period, I shall pay the Investor liquidated damages of RMB1 million for each year of early resignation; if the liquidated damages are insufficient to cover the losses of the Investor, I shall indemnify the Investor for all the losses suffered thereby.

Covenantor (Signature and Seal):

/s/ Shen Xin

Date: March 30, 2023

Management Team Undertaking Letter

I undertake to act diligently and diligently for the business development of the Target Company and the Group Companies, shall devote all of my working time and energy to the Target Company and the Group Companies, shall enter into an employment contract with the Target Company for a term of no less than three (3) years after the expiration of the Performance Undertaking Period, and shall not hold any concurrent position at any other company or organization other than the Target Company and the Group Companies. I also undertake to continue as an employee of the Target Company and devote one hundred percent (100%) of my time and energy to serve the Target Company on a full time basis for the duration of my employment with the Target Company. I further undertake that during the period that I serve the company or act as a shareholder of the company and subject to the consent of the Investor as defined in the Cooperation Agreement, within three (3) years after the date (i) I cease to be a shareholder of the Company (if applicable), or (ii) no longer hold any position in the Company, or (iii) no longer hold equity/shares in the Investor (starting from the later of (i), (ii) and (iii)), I shall not, directly or indirectly, engage or participate directly or indirectly in any production or operation activities the same as, similar to or otherwise competing with the principal business of the Target Company (including but not limited to, directly or indirectly, establishing or investing in, in any form, any competing company or entity the same as or similar to the business in which the Target Company and the Group Companies operate), hold any post in or cooperate with any economic entity that is or potentially competes with the Target Company and the Group Companies, hold any interest (including without limitation equity interest) in any economic entity that is or potentially competes with the Target Company and the Group Companies, accept any employment by any competitor of the Target Company and the Group Companies or provide any form of service for any competitor or any individual connected with such competitor, and shall not, directly or indirectly, solicit or employ the employees of the Target Company and the Group Companies to work for them in any form or induce such employees to be employed by other companies or entities. Subject to the consent of the Investor as defined in the Cooperation Agreement, all intellectual property belonging to me within two years of my departure from the company that I am working for shall become vested in the company, and I shall transfer and cause the company to obtain said intellectual property for nil or substantial nil consideration.

I confirm that the shares of BaiJiaYun Group Ltd held by me are based on my past contribution to the company and are subject to salary system, overtime system, commission system, performance bonus system, year-end bonus system, non-compete payment system, social insurance fund system or welfare and subsidy system, and other important supplements and compensations, which have included the compensation for the management team during the non-compete period, that no non-compete compensation shall be paid pursuant to other agreements or provisions if the Investor or the Target Company requests me to perform non-compete obligations. If the Investor or the Target Company is required to pay any non-compete compensation in accordance with relevant laws, I agree to refund such non-compete compensation to the Investor.

I have, through the Founder, understood all the agreements and undertakings made to the Management Team as set forth in the Agreement for Purchase of Equity Interests in Beijing Hydrogen Data Information Technology Co., Ltd., if I breach the above non-competition obligations, the Investor shall have the right to request the myself to pay compensation of RMB30 million to the Investor and the Investor shall have the right but not the obligation to repurchase such equity/shares of the Investor or the Project Company by obtaining such shares at the cost price of the shares or at the lowest price permitted by law. If I resign during the Performance Undertaking Period without the prior written consent of the Investor, the Investor shall have the right to recover one third of the shares of the Listed Company acquired by me in accordance with this Agreement and the purchase designated by the Original Shareholders or return equivalent cash to the Investor for each year of early resignation; if I resign within 3 years after the expiration of the Performance Undertaking Period, I shall pay the Investor liquidated damages of RMB1 million for each year of early resignation; if the liquidated damages are insufficient to cover the losses of the Investor, I shall indemnify the Investor for all the losses suffered thereby.

Covenantor (Signature and Seal):

/s/ Zhang Shengbing

Date: March 30, 2023